As filed with the Securities and Exchange Commission on August 3, 2017

Registration No. 333-[            ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RANDALL M. CHESLER

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN	ROBERT VINTON
BART E. BARTHOLDT	RYAN THARP
Miller Nash Graham & Dunn LLP	Fairfield and Woods P.C.
Pier 70, 2801 Alaskan Way, Suite 300	1801 California Street
Seattle, Washington 98121-1128	Suite 2600
Telephone: (206) 777-7506	Denver, Colorado 80202
Facsimile: (206) 340-9599	Telephone: (303) 830-2400
Facsimile: (303) 830-1033

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $0.01 Par Value	1,950,000	N/A	$31,332,643	$3,631.45

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc. (“Glacier”) upon consummation of the merger described herein.
(2)	Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of $31,332,643 is computed by subtracting $16,484,861 (the estimated cash to be paid by Glacier) from $47,817,504 (the market value of CCC common stock) which is calculated by multiplying (A) $99.93 (the per-share book value of CCC common stock on June 30, 2017) times (B) 478,510 ( the maximum number of shares of CCC common stock expected to be exchanged, including shares reserved for issuance under equity plans, for the common stock being registered).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED [            ], 2017

PROXY STATEMENT	PROSPECTUS OF
OF COLUMBINE CAPITAL CORP.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Columbine Capital Corp. Shareholders:

As you may know, the boards of directors of Columbine Capital Corp. (“CCC”) and Glacier Bancorp, Inc., Kalispell, Montana (“Glacier”) have each approved a merger of CCC with and into Glacier, subject to approval of CCC shareholders and appropriate bank regulators. Immediately following the merger, CCC’s subsidiary Collegiate Peaks Bank (“Collegiate Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”) and operated as a separate division.

Under the terms of the Plan and Agreement of Merger, dated June 6, 2017, each outstanding share of CCC common stock will be exchanged for a “unit” comprised of 3.7681 shares of Glacier common stock and $34.4504 in cash, subject to certain adjustments.

The stock portion of each unit is subject to adjustment in the event that the average closing price for Glacier common stock prior to closing, calculated in accordance with the merger agreement, is less than $31.08 or more than $42.04, and CCC or Glacier provides notice to terminate the merger agreement, and Glacier or CCC, as the case may be, elects to adjust the stock portion in order to avoid such termination. However, if the closing occurs prior to December 31, 2017 (which is not expected), and Glacier’s stock price is more than $29.25, CCC will have no right to provide a notice of termination unless Glacier’s stock has also underperformed the KBW Regional Banking Index by more than 10%.

The cash portion of each unit is subject to adjustment depending on CCC’s capital prior to the closing of the merger, calculated in accordance with the merger agreement. If CCC’s capital is less than the minimum required, which is $36,194,000 as of the date hereof (subject to specified adjustments), the cash portion of each unit will be reduced on a pro rata basis by the amount of such deficiency. If CCC’s capital prior to closing of the merger is in excess of the minimum required, CCC may elect to pay a special dividend to its shareholders in the amount of such excess, or alternatively, the cash portion of the merger consideration will be increased by the per share amount of such excess. The cash portion of each unit may also be increased if Glacier elects to pay additional cash in order to avoid a termination of the merger agreement by CCC under the circumstances described above.

For purposes of illustration only, as of [            ], 2017, CCC’s closing capital would have been approximately $[        ] and the minimum closing capital requirement as of the date hereof was $36,194.000, resulting in a special dividend to CCC’s shareholders in the amount of approximately $[        ] per share, or an increase in the aggregate amount of the cash merger consideration of approximately $[        ].

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of each unit, and (ii) the average closing price for Glacier common stock is $[        ], which was the closing price of Glacier common stock on [            ], 2017 as quoted on the NASDAQ Global Select Market, for each of your shares of CCC common stock, you will receive consideration with an estimated current value of $[        ] consisting of a combination of $[        ] in cash and [        ] shares of Glacier common stock (valued at $[        ]). Trading in CCC common stock occurs very infrequently and is restricted by agreement. CCC has conducted semi-annual appraisals of its stock for a variety of corporate purposes, including the limited private trading that has occurred, and the most recent appraisal as of December 31, 2016 valued CCC stock at $135.00 per share.

Assuming the exchange of all outstanding CCC common stock for stock and cash in accordance with the merger agreement, CCC shareholders will, in the aggregate, own approximately [        ]% of Glacier’s outstanding common stock following the merger.

CCC will hold a special shareholders’ meeting to vote on the merger agreement. The special meeting of the shareholders of CCC will be held on September [    ], 2017, at 4:00 p. m. Mountain Time, at the Denver Country Club, 1700 East First Avenue, Denver, Colorado. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

The board of directors of CCC has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

David Boyles, Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or CCC and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated [            ], 2017 and is first being mailed to

CCC shareholders on or about [            ], 2017.

COLUMBINE CAPITAL CORP.

885 S. Colorado Boulevard

Denver, Colorado 80246

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER [    ], 2017

TO THE SHAREHOLDERS OF COLUMBINE CAPITAL CORP.:

A special meeting of shareholders of Columbine Capital Corp. (“CCC”) will be held on September [    ], 2017, at 4:00 p.m. Mountain Time, at the Denver Country Club, 1700 East First Avenue, Denver, Colorado. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of June 6, 2017, among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, CCC and Collegiate Peaks Bank (“Collegiate Bank”), under the terms of which CCC will merge with and into Glacier and Collegiate Bank will merge with and into Glacier Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To consider and vote on a proposal to terminate, conditioned upon the consummation of the transactions contemplated by the merger agreement, the Columbine Capital Corp. Amended and Restated Shareholders Agreement dated effective as of February 24, 2011.

3.	To approve one or more adjournments of the CCC special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of CCC common stock at the close of business on [            ], 2017, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of CCC’s outstanding common stock is required for approval of the merger agreement, and the affirmative vote of the holders of at least two-thirds (2/3) of CCC’s common stock is required for approval of the termination of the CCC Shareholder Agreement. CCC’s directors have signed agreements to vote their shares in favor of the merger agreement. As of the date hereof, such persons are entitled to vote [        ] shares representing approximately [        ]% of all outstanding shares of CCC common stock. As of [            ], 2017, there were [        ] shares of CCC common stock outstanding.

CCC shareholders have the right to dissent from the merger and obtain payment of the “fair value” of their shares of CCC common stock under applicable provisions of Colorado law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of CCC has determined that the merger agreement is fair to and in the best interests of CCC and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement and FOR termination of the CCC Shareholders Agreement. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of CCC considered a number of factors, including the receipt of a fairness opinion from the investment banking firm of D.A. Davidson & Co., as discussed in “ Background of and Reasons for the Merger” beginning on page 20. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that CCC shareholders vote in favor of the merger agreement.

You will receive instructions on how to exchange your shares of CCC common stock for the merger consideration promptly after the closing of the merger.

By Order of the Board of Directors,
Charles J. Forster, Secretary

Denver, Colorado

[            ], 2017

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that were previously filed with the SEC that are not included in or delivered with this document. See “Documents Incorporated by Reference” elsewhere in this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to CCC shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of CCC for its special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

You can obtain the documents that are incorporated by reference into this proxy statement/prospectus through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: Ron Copher, Corporate Secretary

Telephone: (406) 751-7706

Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You will not be charged for the documents that you request. If you would like to request documents, please do so by September [    ], 2017 in order to receive them before the CCC special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

Appendix A –	Plan and Agreement of Merger, dated June 6, 2017
Appendix B –	Colorado Business Corporation Act Sections 7-113-101 through 7-113-302, Regarding Dissenters’ Rights
Appendix C –	Opinion of D.A. Davidson & Co., Financial Advisor to CCC

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of Columbine Capital Corp. (“CCC”) common stock with respect to the proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless CCC receives the affirmative vote of the holders of at least a majority of the outstanding shares of CCC’s common stock. CCC is holding a special meeting of shareholders to vote on the proposals relating to the merger. Information about the special meeting is contained in this document. See “CCC Special Shareholders Meeting.”

This document is both a proxy statement of CCC and a prospectus of Glacier. It is a proxy statement because the board of directors of CCC (the “CCC Board”) is soliciting proxies from CCC shareholders in connection with voting on the merger and approval of termination of the CCC Shareholders Agreement. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of CCC common stock as part of the consideration to be paid in the merger.

What will CCC shareholders receive in the merger?

Under the terms of the merger agreement, each share of CCC common stock will be exchanged for a “unit” comprised of 3.7681 shares of Glacier stock and $34.4504 in cash. Both the stock portion and the cash portion of each unit are subject to the adjustments described below. Assuming the exchange of all outstanding CCC common stock for stock and cash in accordance with the merger agreement, CCC shareholders will own, in the aggregate, approximately [___]% of Glacier’s outstanding common stock following the merger.

The stock portion of each unit may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than prices specified in the merger agreement immediately prior to the closing of the merger, in order to avoid termination of the merger agreement.

The cash portion of each unit will be subject to adjustment depending on the “CCC Closing Capital,” as defined in the merger agreement, immediately prior to the closing of the merger. If the CCC Closing Capital is less than $36,194,000, subject to certain adjustments, the cash portion of each unit will be reduced on a pro rata basis by the amount of such deficiency.

If the CCC Closing Capital is greater than $36,194,000, subject to certain adjustments, CCC may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess, or alternatively, the cash portion of the merger consideration will be increased by the amount of such excess.

On [            ], 2017, the closing price of Glacier’s common stock was $[        ] per share. If the “average closing price” (determined over a 20 trading day period prior to the closing of the merger, calculated 10 days prior to the closing) of Glacier’s common stock exceeds $42.04, Glacier may terminate the merger agreement, unless CCC elects to accept a reduction on a per-share basis in the number of shares of Glacier common stock to be issued in the merger.

Conversely, if the “average closing price” is less than $31.08, CCC may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued or cash to be paid in the merger. However, if the merger closes prior to December 31,

2017 (which is not expected), and Glacier’s average closing price is more than $29.25, CCC will have no right to provide a notice of termination unless Glacier’s stock has also underperformed the KBW Regional Banking Index by more than 10%. See “The Merger – Termination of the Merger Agreement.”

By voting to approve the merger agreement, CCC shareholders will give the CCC Board the authority to elect to cause CCC to accept a reduction in the number of shares of Glacier common stock to be issued in the merger, if the Glacier average closing price exceeds $42.04 as described above. See “The Merger – Termination of the Merger Agreement.”

What will I receive in the merger?

Each outstanding share of CCC common stock you own will be exchanged for a “unit” comprised of 3.7681 shares of Glacier common stock and $34.4504 in cash. Each of the stock and cash portions of each unit will be subject to adjustment as described above.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the average closing price for Glacier common stock is $[            ] (which was the closing price for Glacier common stock on [___], 2017), each share of CCC common stock would be exchanged for consideration with a total value equal to $[        ], consisting of $34.4504 in cash and 3.7681 shares of Glacier common stock (valued based on the average closing price above).

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, American Stock Transfer & Trust Company, LLC, to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

Yes. The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws, and provided CCC Shareholders approve the termination of the Shareholders Agreement, any other known agreements among CCC and its shareholders.

Why are CCC shareholders being asked to terminate the Shareholders Agreement?

CCC and all of the holders of CCC common stock are parties to an amended and restated shareholders agreement dated effective as of February 24, 2011 (the “Shareholders Agreement”). Following the closing of the merger, CCC shareholders will no longer own CCC common stock, but rather will own freely tradable Glacier common stock. Accordingly, CCC shareholders will be asked to approve termination of the Shareholders Agreement, conditioned only upon the closing of the merger of CCC with and into Glacier, to clarify that such shares are free from contractual restrictions on transfer as well. By voting in favor of termination, CCC shareholders will also be ensuring that the Shareholders Agreement does not apply to the proposed merger of CCC with and into Glacier. See CCC Special Shareholders’ Meeting – Termination of the Shareholders Agreement.”

When will the merger occur?

We presently expect to complete the merger during the first quarter of 2018. The merger is conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the shares of CCC common stock, after the merger has received regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement.

Under certain circumstances, the closing date of the merger may be changed to a date on or prior to November 30, 2017. See “The Merger – Closing Date.”

If the merger does not occur by April 30, 2018, either Glacier or CCC may unilaterally terminate the merger agreement. However, if as of April 30, 2018, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before July 31, 2018, if Glacier notifies CCC in writing on or prior to April 30, 2018 of its election to extend such date.

When and where will the special meeting take place?

CCC will hold a special meeting of its shareholders on September [            ], 2017, at 4:00 p.m. Mountain Time, at the Denver Country Club, 1700 East First Avenue, Denver, Colorado.

Who may vote at the special meeting?

The CCC Board has set [            ], 2017 as the record date for the special meeting. If you were the owner of CCC common stock at the close of business on [            ], 2017, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of CCC’s outstanding common stock. As described in this proxy statement, the directors of CCC have agreed to vote the shares they are entitled to vote in favor of the merger agreement. As of the date hereof, such persons are entitled to vote [        ] shares of CCC common stock, representing approximately [        ]% of all outstanding shares of CCC common stock. See “CCC Special Shareholders’ Meeting” and “The Merger – Voting Agreements.”

What vote is required to approve termination of the Shareholders Agreement?

Approval of the termination of the Shareholders Agreement requires the affirmative vote of the holders of at least two-thirds (2/3) of the shares of CCC’s outstanding common stock.

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the CCC special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved if a majority in interest of the shareholders present at the special meeting vote to approve such adjournment.

How do I vote?

If you were a shareholder of record on [            ], 2017, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of CCC common stock are held in your own name, you may change your vote as follows:

•	By sending a written notice to the Secretary of CCC (at Columbine Capital Corp., ATTN: Secretary, 885 S. Colorado Boulevard, Denver, Colorado 80246) stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	By completing and submitting a later-dated proxy card; or

•	By attending the meeting and voting in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to CCC’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your shares of CCC common stock, at the special meeting of shareholders, your shares of CCC common stock will be voted “FOR” approval of the merger agreement, “FOR” the termination of the Shareholder Agreement conditioned upon the closing of the merger, and “FOR” approval of one or more adjournments of the special meeting.

How does the CCC Board recommend that I vote?

The CCC Board unanimously recommends that CCC shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of CCC common stock can be voted at CCC’s special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your CCC common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your CCC common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the CCC Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and CCC expect to report the merger of CCC with and into Glacier as a tax-free reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code). In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges the shareholder’s shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock(including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in the shareholder’s shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

What if I do not agree with the merger? Do I have appraisal or dissenters’ rights?

Yes. If you are a CCC shareholder and you do not agree with the merger, do not vote in favor of the merger agreement, and take certain other actions required by Colorado law, you will have dissenter’s rights under the Colorado Business Corporation Act Sections 7-113-101 through 7-113-301. Exercise of these rights will result in the purchase of your shares of CCC common stock at “fair value,” as determined in accordance with Colorado law. Please read the section entitled “The Merger – Dissenter’s Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Columbine Capital Corp.

885 S. Colorado Boulevard

Denver, Colorado 80246

ATTN: Toy Hendricks, Assistant Secretary

Tel. No. (303) 481-1309

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and CCC

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier is a regional bank holding company providing a full range of commercial banking services from 145 locations in Montana, Idaho, Wyoming, Colorado, Utah, Washington and Arizona, operating through 14 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of June 30, 2017, Glacier had total assets of approximately $9.9 billion, total net loans receivable of approximately $6.2 billion, total deposits of approximately $7.8 billion and approximately $1.2 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2016 and quarterly report on Form 10-Q for the quarter ended June 30, 2017. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2016, and Glacier’s proxy statement for its 2017 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

Columbine Capital Corp.

885 S. Colorado Boulevard

Denver, Colorado 80246

(303) 481-1301

CCC, headquartered in Denver, Colorado, is a Colorado corporation formed in 2006 for the purpose of acquiring the stock of Collegiate Bank and becoming the holding company for Collegiate Bank. CCC has no substantial operations separate or apart from Collegiate Bank. Collegiate Bank is a Colorado state-chartered bank which commenced operations in 1986. Collegiate Bank serves the Mountain and Front Range communities of Colorado, with five banking offices located in Aurora, Buena Vista, Denver, and Salida, Colorado.

As of June 30, 2017, CCC had total assets of approximately $466.4 million, gross loans receivable of approximately $336.6 million, total deposits of approximately $398.6 million and approximately $45.5 million in shareholders’ equity.

For additional information, see “Information Concerning CCC” below.

The Merger

The merger agreement provides for the merger of CCC with and into Glacier, and immediately thereafter, the merger of Collegiate Bank with and into Glacier Bank. In the merger, your shares of CCC common stock, if you do not dissent, will be exchanged for the right to receive a combination of shares of Glacier common stock and cash. Assuming the exchange of all outstanding CCC common stock for stock and cash in accordance with the merger agreement, CCC shareholders will own approximately [        ]% of Glacier’s outstanding common stock following the merger. After the merger, you will no longer own shares of CCC. For additional information, see the discussion under the heading “The Merger” below.

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of CCC common stock outstanding as of the date of the closing of the merger. Each outstanding share of CCC will be exchanged for a “unit” comprised of Glacier common stock and cash, as follows:

•	Stock Portion: 3.7681 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $42.04, Glacier may elect to terminate the merger agreement, unless CCC elects to accept a decrease in the number of Glacier shares to be issued on a per-share basis, in order to avoid termination of the merger agreement.

Conversely, if the average closing price is below $31.08, CCC may elect to terminate the merger agreement, unless Glacier elects to increase the number of shares to be issued or amount of cash to be paid in a per-share basis, in order to avoid such termination. However, if the merger closes prior to December 31, 2017 (which is not expected), and Glacier’s average closing price is above $29.25, CCC will have no right to provide a notice of termination unless Glacier’s common stock has also underperformed the KBW Regional Banking Index by more than 10%.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares” below.

•	Cash Portion: $34.4504 in cash, subject to adjustment as follows: If “CCC Closing Capital” as determined in accordance with the merger agreement is less than the minimum required, which is $36,194,000 as of the date hereof (having been increased from $36,146,000 due to the July 6, 2017 issuance of 282 shares of CCC common stock to the CCC ESOP, and subject to further adjustment), the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficiency.

If “CCC Closing Capital” is in excess of the minimum, CCC may in its discretion declare and pay a special dividend in the amount of such excess, or alternatively, the cash portion of the merger consideration will be increased by the pro rata amount of such excess. “CCC

Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to CCC’s capital stock, surplus and retained earnings, calculated in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in CCC’s balance sheet. CCC’s Closing Capital is subject to upward or downward adjustment if transaction related expenses are less than or exceed certain thresholds described in the merger agreement.

The threshold of CCC Closing Capital is subject to adjustments relating to capital attributable to the exercise of outstanding CCC stock options between the date of the merger agreement and closing, if any. See “The Merger – Merger Consideration – Cash Portion of Merger Consideration.”

The actual amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your shares of CCC common stock, if you do not dissent, will not be determined until shortly before the closing of the merger. See “The Merger – Merger Consideration.”

Recommendation of CCC Board

The CCC Board unanimously recommends that holders of CCC common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of CCC’s reasons for the merger and the recommendations of the CCC Board, see “Background of and Reasons for the Merger – Recommendation of the CCC Board of Directors.”

Opinion of CCC’s Financial Advisor

In connection with the merger, CCC’s financial advisor, D.A. Davidson & Co. (“DADCO”), delivered a written opinion, dated June 5, 2017, to the CCC Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CCC common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by CCC in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the CCC Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of CCC to engage in the merger or enter into the merger agreement or constitute a recommendation to the CCC Board in connection with the merger, and it does not constitute a recommendation to any holder of CCC common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of CCC’s Financial Advisor.”

Interests of CCC Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the CCC Board that CCC’s shareholders approve the merger agreement, you should be aware that certain members of CCC’s and/or Collegiate Bank’s management have interests in the merger that are different from, or in addition to, their interests as CCC shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by the directors of CCC, employment agreements entered by certain Collegiate Bank executive officers, and provisions in the merger agreement relating to indemnification of CCC directors and officers. For a description of the interests of CCC’s directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The CCC Board was aware of these interests and took them into account in its decision to approve the merger agreement.

CCC Shareholders Dissenters’ Rights

Under Colorado law, CCC shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of CCC common stock. The procedures required under Colorado law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of Glacier and CCC has agreed to use its reasonable best efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve, the Federal Deposit Insurance Corporation, the Commissioner of the Montana Division of Banking and Financial Institutions and the State of Colorado Division of Banking. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and CCC expect to complete the merger during the first quarter of 2018. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor CCC can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Under certain circumstances, the closing date of the merger may be changed to a date on or prior to November 30, 2017. See “The Merger – Closing Date.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or CCC may terminate the merger agreement either before or after the CCC special meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Termination Fees

If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $500,000. See “The Merger – Termination Fees. Additionally, if Glacier terminates the merger agreement under certain circumstances after December 31, 2017 it will be required to pay to CCC a termination fee of $1,000,000.

Break-Up Fee

The merger agreement provides that CCC must pay Glacier a break-up fee of $3,000,000 if the merger agreement is terminated (i) by Glacier if the CCC Board fails to recommend approval of the merger agreement by CCC’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the CCC Board due to its determination that an acquisition proposal received by CCC constitutes a “superior proposal,” as defined in the merger agreement, which is acted upon by CCC, or (iii) by Glacier because an acquisition event with respect to CCC has occurred. In addition, a break-up fee of $3,000,000 will be due if Glacier terminates the merger agreement (i) due to a failure of CCC’s shareholders to approve the merger agreement, or (ii) because a third party has made a proposal to engage in, or enter into an agreement with respect to, an acquisition event and the merger agreement is not approved by CCC’s shareholders and prior to 18 months after such termination, CCC or Collegiate Bank enters into an agreement, or publicly announces its intention to engage in an acquisition event or within 18 months such an acquisition event will have occurred.

CCC agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire CCC. See “The Merger – Break-up Fee.”

CCC Shareholders’ Rights After the Merger

The rights of CCC shareholders are governed by Colorado law, as well as by CCC’s amended and restated articles of incorporation (“CCC’s articles”) and amended and restated bylaws (“CCC’s bylaws”). After completion of the merger, the rights of the former CCC shareholders receiving Glacier common stock in the merger will be governed by Montana law and by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to CCC’s articles and CCC’s bylaws, there are some substantive and procedural differences that will affect the rights of CCC shareholders. See “Comparison of Certain Rights of Holders of Glacier and CCC Common Stock.”

Additionally, the rights of CCC shareholders to dispose of any of their CCC shares are currently subject to certain rights of first refusal as described under “CCC Special Shareholders Meeting – Termination of Shareholders Agreement.” Assuming the closing of the merger and resulting conversion of CCC common stock into shares of Glacier common stock, and CCC shareholder approval of the termination of the Shareholders Agreement, CCC shareholders will hold freely tradable Glacier common stock.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares (subject to adjustment) and the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the CCC special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that CCC shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or CCC. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each share of CCC common stock in the merger may be decreased or increased, as the case may be, if the average trading price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average trading price determined in accordance with the merger agreement is greater than $42.04 and Glacier elects to terminate the merger agreement, the CCC Board would make the decision, without resoliciting the vote of CCC shareholders, whether or not to elect to accept a decrease on a per-share basis in the number of Glacier shares to be issued in the merger, to avoid such termination. See “The Merger – Termination of the Merger Agreement.” On [        ], 2017, the closing price of Glacier common stock was $[        ].

The merger agreement limits CCC’s ability to pursue other transactions and provides for the payment of a break-up fee if CCC does so.

While the merger agreement is in effect, subject to very narrow exceptions, CCC and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits CCC’s ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction. If CCC receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, CCC will be required to pay a $3,000,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Under certain conditions, the merger agreement requires CCC to pay a termination fee.

Under certain circumstances (generally involving CCC’s breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require CCC to pay a termination fee of $500,000. See “The Merger – Termination Fees.”

Combining our two companies may be more challenging, costly or time-consuming than we expect.

Glacier and CCC have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed a number of mergers in the recent past, it is possible that the integration of Collegiate Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of Collegiate Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of Collegiate Bank.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably estimated the likely costs of integrating the operations of Collegiate Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Glacier has provisions in its articles of incorporation that could impede a takeover of Glacier.

Glacier’s articles contain provisions providing for, among other things, preferred stock and super majority shareholder approval of certain business combinations. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Glacier without the approval of Glacier’s board of directors, they may have that effect. Such provisions may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and CCC Common Stock” for a description of Glacier’s potential takeover provisions.

After the merger is completed, CCC shareholders will become GBCI shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, CCC shareholders will become GBCI shareholders. Differences in CCC’s articles and CCC’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of CCC shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and CCC Common Stock.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by a Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, and subsequent Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and CCC’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to risk factors described above, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

•	Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Glacier and CCC operate;

•	CCC’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; and

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or CCC or any person acting on behalf of Glacier or CCC are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor CCC undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012. The consolidated financial data of and for the six months ended June 30, 2017 and 2016 are derived from unaudited condensed consolidated financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Glacier’s management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data at or for those dates. The results of operation for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	At or for the Fiscal Years Ended December 31
			2016	2015	2014	2013	2012
			Dollars in thousands, except per-share data
Summary of Operations:
Interest income	$181,660	$170,450	$344,153	$319,681	$299,919	$263,576	$253,757
Interest expense	15,140	15,099	29,631	29,275	26,966	28,758	35,714

Net interest income	166,520	155,351	314,522	290,406	272,953	234,818	218,043
Provision for loan losses	4,611	568	2,333	2,284	1,912	6,887	21,525

Net interest income after provision for loan losses	161,909	154,783	312,189	288,122	271,041	227,931	196,518
Noninterest income	53,345	51,011	107,318	98,761	90,302	93,047	91,496
Noninterest expenses	128,653	126,817	258,714	236,757	212,679	195,317	193,421

Pre-tax net income	86,601	78,977	160,793	150,126	148,664	125,661	94,593
Taxes	21,659	19,844	39,662	33,999	35,909	30,017	19,077

Net income	$64,942	$59,133	$121,131	$116,127	$112,755	$95,644	$75,516

Basic earnings per share	$0.84	$0.78	$1.59	$1.54	$1.51	$1.31	$1.05
Diluted earnings per share	$0.84	$0.78	$1.59	$1.54	$1.51	$1.31	$1.05
Cash dividends per share	$0.42	$0.40	$1.10	$1.05	$0.98	$0.60	$0.53
Statement of Financial Conditions:
Total assets	$9,899,494	$9,199,442	$9,450,600	$9,089,232	$8,306,507	$7,884,350	$7,747,440
Net loans receivable	6,215,885	5,246,231	5,554,891	4,948,984	4,358,342	3,932,487	3,266,571
Total deposits	7,797,963	7,088,816	7,372,279	6,945,008	6,345,212	5,579,967	5,364,461
Total borrowings	794,435	874,005	855,830	949,995	827,067	1,287,525	1,421,971
Shareholder’s equity	1,209,957	1,124,659	1,116,869	1,076,650	1,028,047	963,250	900,949
Book value per share	$15.51	$14.76	$14.59	$14.15	$13.70	$12.95	$12.52

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	At or for the Fiscal Years Ended December 31
			2016	2015	2014	2013	2012
			Dollars in thousands, except per-share data
Key Operating Ratios:
Return on average assets	1.37%	1.31%	1.32%	1.36%	1.42%	1.23%	1.01%
Return on average equity	11.28%	10.76%	10.79%	10.84%	11.11%	10.22%	8.54%
Average equity to average assets	12.15%	12.19%	12.27%	12.52%	12.81%	11.99%	11.84%
Net interest margin (tax equivalent)	4.08%	4.04%	4.02%	4.00%	3.98%	3.48%	3.37%
Non-performing assets over subsidiary assets	0.70%	0.82%	0.76%	0.88%	1.08%	1.39%	1.87%
Dividend payout ratio	50.00%	51.28%	69.18%	68.18%	64.90%	45.80%	50.48%

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low unadjusted closing sale prices for Glacier common stock as reported on The NASDAQ Global Select Market; and

•	cash dividends declared per share on Glacier common stock.

	High	Low	Cash Dividends Declared

2013
First quarter	$18.98	$15.19	$0.14
Second quarter	$22.43	$17.44	$0.15
Third quarter	$25.05	$22.59	$0.15
Fourth quarter	$30.87	$24.23	$0.16

2014
First quarter	$30.27	$25.35	$0.16
Second quarter	$29.55	$24.88	$0.17
Third quarter	$28.93	$25.86	$0.17
Fourth quarter	$29.57	$24.74	$0.48

2015
First quarter	$27.47	$22.27	$0.18
Second quarter	$30.08	$24.76	$0.19
Third quarter	$29.88	$24.33	$0.19
Fourth quarter	$29.69	$25.74	$0.49

	High	Low	Cash Dividends Declared
2016
First quarter	$26.34	$22.19	$0.20
Second quarter	$27.68	$24.31	$0.20
Third quarter	$29.99	$25.49	$0.20
Fourth quarter	$37.66	$27.50	$0.50

2017
First quarter	$38.03	$32.47	$0.21
Second quarter	$36.72	$32.06	$0.21
Third quarter (through [ ], 2017)	$[ ]	$[ ]	$[ ]

At June 30, 2017, the 78,001,890 outstanding shares of Glacier common stock were held by approximately 1,721 holders of record.

CCC Common Stock

CCC common stock is not publicly traded and has been traded only very infrequently through CCC. The trades that have occurred have been in accordance with the terms of the CCC ESOP, as well as the Shareholders Agreement, and have always been at the appraised value based on the most recent semi-annual appraisal, which was $135.00 per share as of December 31, 2016.

At July 15, 2017, the 456,010 outstanding shares of CCC common stock were held by approximately 130 holders of record.

CCC SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The CCC special meeting of shareholders will be held on September [    ], 2017, at 4:00 p.m. Mountain Time, at the Denver Country Club, 1700 East First Avenue, Denver, Colorado.

As described below under “Vote Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of CCC’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting.

Purpose

At the special meeting, CCC shareholders will:

•	Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of June 6, 2017, among Glacier, Glacier Bank, CCC and Collegiate Bank, under the terms of which CCC will merge with and into Glacier and Collegiate Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Consider and vote on a proposal to terminate, conditioned upon the consummation of the transactions contemplated by the merger agreement, the Columbine Capital Corp. Amended and Restated Shareholders Agreement dated effective as of February 24, 2011.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The CCC Board has fixed 5:00 p.m. Mountain Time on [            ], 2017 as the record date for determining the holders of shares of CCC common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately [        ] holders of record and [        ] shares of CCC common stock issued and outstanding. Holders of record of CCC common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

CCC’s directors have agreed to vote all shares of CCC common stock they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the date hereof, a total of [        ] shares of CCC common stock (which number excludes all vested and unvested stock options), representing approximately [        ]% of all outstanding shares of CCC common stock, are covered by the voting agreements. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreements.”

Votes Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of CCC’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of CCC common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions are counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of the merger. As a result, abstentions with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

The proposal to approve the termination of the Shareholders Agreement, conditioned upon the consummation of the transactions contemplated by the merger agreement, will be approved if holders of at least two-thirds (2/3) of CCC’s outstanding common stock vote in favor of termination. Accordingly, abstentions with respect to the proposal to approve termination of the Shareholders Agreement will have the same effect as votes against approval of the proposal.

The proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement, will be approved if a majority in interest of the shareholders present at the special meeting vote to approve such adjournment. Accordingly, abstentions with respect to the proposal will have no effect on the voting.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement, FOR the proposal to terminate the Shareholders

Agreement conditioned upon the closing of the merger, and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of CCC;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

CCC is soliciting the proxy for the special meeting on behalf of the CCC Board. CCC will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, CCC may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. CCC does not expect to pay any compensation for the solicitation of proxies. However, CCC will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of CCC common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of CCC common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

Termination of the Shareholders Agreement

CCC and the owners of all issued and outstanding common stock of CCC are parties to the Columbine Capital Corp. Amended and Restated Shareholders Agreement dated effective as of February 24, 2011 (the “Shareholders Agreement”). Among other things, the Shareholders Agreement requires that if a CCC shareholder desires to dispose of any of his CCC common stock he must first offer such common stock to CCC at a designated purchase price (currently $135.00 per share).

The Shareholders Agreement does not expressly address a situation such as the presently proposed merger of CCC with and into Glacier, and the related conversion of CCC common stock into the merger consideration upon closing; however, CCC does not believe that the right of first refusal set forth in the Shareholders Agreement was intended to apply to the proposed merger. Nevertheless, CCC shareholders will be asked to approve the termination of the Shareholders Agreement, conditioned only upon the closing of the merger, to clarify that the shares of Glacier common stock to be held by former CCC shareholders following the closing of the merger, which will otherwise be tradable without restriction, are free from contractual restrictions on transfer as well.

The CCC Board has determined that termination of the Shareholders Agreement is appropriate. Such termination will be conditioned only upon the consummation of the merger of CCC with and into Glacier as described in this proxy statement/prospectus. Such termination will occur, if approved, concurrently with the consummation of the merger.

The Shareholders Agreement may be altered, amended or terminated upon the approval of two-thirds (2/3) of the voting shares of CCC, which shall be binding on CCC and the holders of all CCC shares subject to the agreement.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

From time to time over the past several years, the board of directors of CCC discussed and considered strategic alternatives to enhance shareholder value and achieve future shareholder liquidity. With the assistance of CCC’s financial advisor, D.A. Davidson & Co. (“Davidson”), the board of directors of CCC identified Glacier, among other entities, as a potential future merger partner in view of Glacier’s successful track record with other acquisitions, its emphasis on locally managed community banking, its historical pursuit of similar sized banks as Collegiate Bank, and its strong financial performance.

In January of 2017, CCC directed Davidson to set up a meeting with Randall M. Chesler, President and CEO of Glacier, to explore possible interest in a business combination. Around that same time, CCC was contacted by other parties expressing interest in a possible acquisition of CCC. The parties other than Glacier will be defined as Party B, Party C and Party D. Party B approached David C. Boyles, CCC’s Chairman and CEO, to express its interest in a possible merger immediately after another bank sale was announced in the Colorado market. Parties C and D expressed initial interest, but neither submitted an indication of interest.

On February 7, 2017, Mr. Chesler met with Mr. Boyles and John Perkins, Collegiate Bank’s Co-CEO, along with a representative from Davidson, in Denver, Colorado to become acquainted and to discuss each organization’s approach to community banking. Additionally, the parties toured Collegiate Bank’s locations in the Denver area and viewed various Collegiate Bank supported projects and businesses. After the meeting and market tour, the parties committed to continue to explore a potential transaction.

From mid-February to mid-March 2017, Glacier and its advisors were granted access to a virtual dataroom that contained non-public financial and operational information regarding CCC. Through mid-March 2017, CCC provided Glacier with supplemental information regarding the financial aspects of its business, its markets and its operations. No information or data was provided to Party B.

On March 6, 2017, CCC signed an engagement letter with Davidson to act as their financial advisor.

On March 9, 2017, Party B submitted a letter of interest setting forth the proposed terms of a merger, including the principal financial terms. On March 14, 2017, Glacier delivered a non-binding letter of intent setting forth the proposed terms of the Merger, including the principal financial terms. On March 15, 2017, Davidson made a presentation to the CCC Board to review the current market conditions for bank mergers and acquisitions, bank market conditions and specific points of the proposals from Glacier and Party B.

Between March 14 and March 17, 2017, the parties, with assistance of their respective legal counsel and financial advisors, negotiated several aspects of the merger letter of intent, both financial and non-financial, and on March 17, 2017, CCC delivered a signed letter of intent back to Glacier.

Between March 17 and June 5, 2017, Glacier and CCC conducted extensive and appropriate due diligence and, with the assistance of their respective legal counsel and financial advisors, negotiated the merger agreement and related ancillary agreements. Glacier’s due diligence review included an extensive loan due diligence review conducted by DLS Consulting and supported by Glacier’s Chief Credit Officer. In addition, a compliance review was conducted by Fortner, Baynes, Levkulich & Garrison, PC, and was

supported by Glacier’s Chief Compliance Officer. On May 9, 2017, Mr. Chesler, along with several senior executives from Glacier, were accompanied on a diligence trip by Mr. Boyles and Mr. Perkins to review the branches of Collegiate Bank and its markets.

On March 31, 2017, Glacier signed an engagement letter with Keefe, Bruyette & Woods, Inc. (“KBW”) to act as Glacier’s financial advisor.

On June 5, 2017, the board of directors of CCC, together with CCC’s legal counsel and representatives of Davidson, met to consider the merger agreement. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered to the CCC Board an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Davidson as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of CCC common stock. Among other matters considered, the board of directors of CCC reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by CCC shareholders, the price and historical performance of Glacier common stock, current market conditions including comparable bank merger and acquisition transactions, and the implications of the merger to CCC’s employees, customers, and communities. After due consideration of these and other matters, the board of directors of CCC unanimously approved entering into the merger agreement.

On May 31 and June 5, 2017, the board of directors of Glacier, together with its legal counsel and representatives of KBW, met to consider approval of the merger agreement. The board of directors and KBW discussed financial aspects of the merger and Glacier’s legal counsel presented a review of the key terms of the merger agreement and related ancillary agreements. Among other matters discussed, there was also discussion regarding the results of due diligence reviews, the terms of the merger agreement and related ancillary agreements, key pricing metrics, the pro forma impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. After due consideration of these and other matters, the board of directors of Glacier unanimously approved the merger agreement on June 5, 2017.

The merger agreement and related ancillary agreements were executed on June 6, 2017, and the parties issued a joint press release announcing the merger after the close of business that day.

Reasons For The Merger – CCC

At a board meeting held on June 5, 2017, the CCC Board determined that the terms of the merger agreement were in the best interests of CCC and its shareholders. In the course of reaching this determination and related decision to approve the merger agreement, the CCC Board evaluated the merger and the merger agreement in consultation with the management of CCC and CCC’s financial advisor and legal counsel. In reaching its determination, the CCC Board considered a number of factors. Such factors also constituted the reasons that the CCC Board determined to approve the merger agreement and to recommend that CCC shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by CCC shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of CCC;

•	the likely impact of the merger on the employees and customers of CCC;

•	the future employment opportunities for the existing employees of CCC;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•	the opinion, dated June 5, 2017, of Davidson to the CCC Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CCC common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of CCC’s Financial Advisor”;

•	the expectation that CCC shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market, whereas CCC’s stock is illiquid;

•	the provisions in the merger agreement that provide for the ability of the CCC Board to respond to an unsolicited acquisition proposal that the CCC Board determines in good faith is a superior proposal as defined in the merger agreement;

•	the provisions of the merger agreement that provide for the ability of the CCC Board to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if CCC has entered into a definitive agreement with respect to a superior proposal; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The CCC Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•	that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock, and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the aggregate merger consideration to be received by CCC shareholders at the time of completion of the merger subject to the adjustment procedures described under “The Merger —Termination of the Merger Agreement”;

•	that CCC shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	the possible disruption to CCC’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of CCC’s business; and

•	the restrictions contained in the merger agreement on the operation of CCC’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of CCC contained in the merger agreement.

The foregoing discussion of the reasons that led the CCC Board to approve the merger agreement and recommend that CCC’s shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for the CCC Board’s decision. In reaching its determination to approve and recommend the transaction, the CCC Board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above, the CCC Board unanimously approved the merger agreement and the merger with Glacier as being in the best interests of CCC and its shareholders.

Opinion of CCC’s Financial Advisor

On March, 6, 2017, CCC entered into an engagement agreement with D.A. Davidson & Co. to render financial advisory and investment banking services to CCC. As part of its engagement, Davidson agreed to assist CCC in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between CCC and another corporation or business entity. Davidson also agreed to provide CCC’s Board with an opinion as to the fairness, from a financial point of view, to the holders of CCC common stock, of the consideration in the proposed merger. CCC engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with CCC and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On June, 5, 2017, the CCC Board held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the CCC Board that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to the holders of the CCC common stock in the proposed merger was fair, from a financial point of view.

The full text of Davidson’s written opinion, dated June, 5, 2017, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. CCC’s shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the CCC Board and addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of CCC common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of CCC to engage in or proceed with the merger, (ii) the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by CCC or CCC’s board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to CCC, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger. CCC and Glacier determined the consideration to be paid through the negotiation process. The opinion does not constitute a recommendation to any CCC shareholder as to how such shareholder should vote at the CCC meeting on the merger or any related matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of CCC’s or

Glacier’s officers, directors or employees, or any class of such persons, relative to the merger consideration. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this proxy statement/ prospectus is a part and consented to the inclusion of its opinion to the CCC Board as Appendix C to this proxy statement/prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 23.4 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of CCC and Glacier and the merger, including among other things, the following:

•	a draft of the merger agreement (including disclosure schedules) and voting agreement as of May 31, 2017;

•	certain financial statements and other historical financial and business information about CCC and Glacier made available to Davidson from published sources and/or from the internal records of CCC and Glacier that Davidson deemed relevant;

•	certain publicly available analyst earnings estimates for Glacier for the years ending December, 31, 2017 and December, 31, 2018, and estimated long-term growth rate for the years thereafter, in each case as discussed with senior management of CCC and of Glacier;

•	the current market environment generally and the banking environment in particular;

•	the current and historical market prices and trading activity of Glacier and compared with that of certain other publicly-traded companies that we deemed relevant;

•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•	the market and trading characteristics of public companies and public bank holding companies in particular;

•	the relative contributions of CCC and Glacier to the combined company;

•	the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

•	the net present value of CCC with consideration of projected financial results;

•	the net present value of Glacier with consideration of projected financial results;

•	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant including discussions with management and other representatives and advisors of CCC and Glacier concerning the business, financial condition, results of operations and prospects of CCC and Glacier.

In arriving at its opinion, Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of CCC or Glacier, nor did Davidson make an independent appraisal or analysis of CCC or Glacier with respect to the merger. In addition, Davidson has not assumed any obligation to conduct, nor has Davidson conducted any physical inspection of the properties or facilities of CCC or Glacier. Davidson has further relied on the assurances of management of CCC and Glacier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB 141(R). Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of CCC or Glacier nor has Davidson reviewed any individual credit files relating to CCC or Glacier. Davidson has assumed that the respective allowances for loan losses for both CCC and Glacier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson has assumed that there has been no material change in CCC’s or Glacier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Davidson. Davidson has assumed in all respects material to its analysis that CCC and Glacier will remain as going concerns for all periods relevant to its analysis. Davidson has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Davidson has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Davidson’s opinion is necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to CCC’s board of directors.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of June, 2, 2017, the last trading day prior to the date on which Davidson delivered the fairness opinion letter to CCC’s board of directors, and is not necessarily indicative of market conditions after such date.

Summary of Proposal

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, CCC shareholders will receive a unit for each share of CCC stock outstanding consisting of (i) $34.4504 in cash and (ii) 3.7681 shares of Glacier common stock. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of Glacier common stock on June 2, 2017, of $32.92, the consideration represented a value of $158.50 per share of CCC common stock. Based upon financial information as of or for the twelve month period ended March 31, 2017, Davidson calculated the following transaction ratios:

Transaction Ratios
	Aggregate	Per Share
Transaction Price / Last Twelve Months Net Income	15.0x	14.6x
Transaction Price / Tangible Book Value	197.8%	193.1%
Transaction Price / Tangible Book Value (To be Delivered)	204.7%	199.8%
Tangible Book Premium / Core Deposits (1)	11.0%	–

(1)	Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate trandaction value by core deposits

Stock Trading History of Glacier

Davidson reviewed the history of the reported trading prices and volume of Glacier common stock and the relationship between the movements in the prices Glacier common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the SNL Bank Index and the Russell 2000 Index.

One Year Stock Performance
	Beginning Index Value on 6/2/2016	Ending Index Value on 6/2/2017

Standard & Poor’s 500 Index	100.0%	116.2%
SNL Bank Index	100.0%	123.6%
Russell 2000 Index	100.0%	120.8%
Glacier	100.0%	119.1%

Three Year Stock Performance
	Beginning Index Value on 6/2/2014	Ending Index Value on 6/2/2017

Standard & Poor’s 500 Index	100.0%	126.7%
SNL Bank Index	100.0%	131.0%
Russell 2000 Index	100.0%	124.5%
Glacier	100.0%	123.7%

Five Year Stock Performance
	Beginning Index Value on 6/2/2012	Ending Index Value on 6/2/2017

Standard & Poor’s 500 Index	100.0%	190.8%
SNL Bank Index	100.0%	224.7%
Russell 2000 Index	100.0%	190.6%
Glacier	100.0%	241.0%

Contribution Analysis

Davidson analyzed the relative contribution of CCC and Glacier to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) net income available for common shareholders during the preceding twelve months ended December 31, 2016; (ii) total assets at December 31, 2016; (iii) gross loans at December 31, 2016; (iv) total deposits at December 31, 2016; (v) tangible common equity at December 31, 2016. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below:

Contribution Analysis
CCC Contribution to Glacier

2016 Net Income	3.7%
Total Assets	4.3%
Gross Loans Incl. Loans HFS	5.0%
Total Deposits	4.7%
Tangible Common Equity	3.6%
Pro Forma Ownership (Current Consideration)	2.2%
Pro Forma Ownership (Hypothetical 100% Stock Transaction)	2.7%

Note: Pro forma contribution does not include any purchase accounting or merger adjustments

CCC Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for CCC and a group of 11 financial institutions selected by Davidson which: (i) were banks with common stock listed on the NASDAQ, NYSE or over-the-counter markets (OTC); (ii) were headquartered in Arizona, Colorado, Iowa, Kansas, Missouri, Montana, Nebraska, Oklahoma, Utah and Wyoming; and (iii) had total assets between $400.0 million and $1.5 billion; The 11 financial institutions were as follows:

Ames National Corporation	Landmark Bancorp, Inc.
Blue Valley Ban Corp.	Reliance Bancshares, Inc.
Eagle Bancorp Montana, Inc.	Southern Missouri Bancorp, Inc.
Guaranty Federal Bancshares, Inc.	State Bank Corp.
Hawthorn Bancshares, Inc.	Two Rivers Financial Group, Inc.
Iowa First Bancshares Corp.

Does not reflect impact from pending acquisitions or acquisitions closed after June 2, 2017

The analysis compared publicly available financial and market trading information for CCC and the data for the 11 financial institutions identified above as of and for the three-month period ended March 31, 2017. The table below compares the data for CCC and the data for the 11 financial institutions identified above, with pricing data as of June 2, 2017.

Financial Condition and Performance
		Comparable Companies
	CCC	Median	Average	Minimum	Maximum
Total Assets (in millions)	$468.6	$792.2	$948.2	$470.0	$1,496.0
Non-Performing Assets / Total Assets	0.20%	1.01%	1.31%	0.20%	3.22%
Tangible Common Equity Ratio	8.10%	7.78%	8.27%	6.16%	11.54%
Efficiency Ratio (Most Recent Quarter)	55.2%	66.6%	67.9%	51.8%	84.8%
Return on Average Tangible Common Equity (Most Recent Quarter)	13.98%	9.10%	9.17%	3.31%	13.48%
Return on Average Assets (Most Recent Quarter)	1.12%	0.79%	0.76%	0.33%	1.07%

Glacier Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for Glacier and a group of 13 financial institutions selected by Davidson which: (i) were banks with common stock listed on NASDAQ or NYSE; (ii) were headquartered in Arizona, Colorado,

Iowa, Idaho, Minnesota, Missouri, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming; and (iii) had total assets between $5.0 billion and $25.0 billion. These 13 financial institutions were as follows:

BancFirst Corporation	HomeStreet, Inc.
Banner Corporation	TCF Financial Corporation
Columbia Banking System, Inc.	UMB Financial Corporation
Enterprise Financial Services Corp	Umpqua Holdings Corporation
First Interstate BancSystem, Inc.	Washington Federal, Inc.
Great Western Bancorp, Inc.	Western Alliance Bancorporation
Heartland Financial USA, Inc.

Does not reflect impact from pending acquisitions or acquisitions closed after June 2, 2017

The analysis compared publicly available financial and market trading information for Glacier and the data for the 13 financial institutions identified above as of and for the three-month period ended March 31, 2017. The table below compares the data for Glacier and the data for the comparable companies, with pricing data as of June 2, 2017. The 2017 and 2018 Earnings Per Share estimates used in the table below were based on average FactSet Research Systems, Inc. consensus earnings estimates for Glacier and the 13 financial institutions identified above.

Financial Condition and Performance
		Comparable Companies
	Glacier	Median	Average	Minimum	Maximum
Total Assets (in millions)	$9,553.9	$10,068.4	$12,879.2	$5,106.2	$24,861.5
Non-Performing Assets / Total Assets	1.12%	0.71%	0.83%	0.31%	2.02%
Tangible Common Equity Ratio	10.39%	9.15%	9.27%	7.50%	11.72%
Efficiency Ratio (Most Recent Quarter)	55.4%	63.6%	62.3%	43.8%	87.8%
Return on Average Tangible Common Equity (Most Recent Quarter)	13.01%	12.29%	11.69%	6.02%	17.95%
Return on Average Assets (Most Recent Quarter)	1.33%	1.04%	1.04%	0.57%	1.69%
Market Performance Multiples
		Comparable Companies
	Glacier	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$2,568.5	$2,194.3	$2,338.2	$803.9	$4,827.6
Price / LTM Earnings Per Share	20.3x	16.7x	17.0x	11.6x	21.0x
Price / 2017 Est. Earnings Per Share (1)	18.5x	15.7x	16.2x	12.5x	19.2x
Price / 2018 Est. Earnings Per Share (1)	16.5x	13.7x	14.5x	10.7x	19.1x
Price / Tangible Book Value Per Share	258.3%	201.6%	201.7%	122.5%	289.6%

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Western U.S. Transactions,” (2) “Nationwide High-Performing Transactions,” and (3) “Nationwide Post Election Transactions”.

“Western U.S. Transactions,” included 11 transactions where:

•	the transaction involved banks and bank holding companies headquartered in the Western U.S.;

•	the transaction was announced between January 1, 2016 and June 2, 2017;

•	the selling company’s total assets were between $300.0 million and $2.0 billion; and

•	the transaction was not a merger of equals

“Nationwide High-Performing Transactions” included 15 transactions where:

•	the transaction involved banks and bank holding companies headquartered nationwide;

•	the transaction was announced between June 2, 2016 and June 2, 2017;

•	the selling company’s total assets were between $300.0 million and $2.0 billion;

•	the non-performing assets to total assets ratio of the selling company was less than 2.50%.

•	the return on average assets of the selling company (tax-adjusted for subchapter S corporations) was between 0.80% and 1.40% over the preceding twelve months; and

•	the transaction was not a merger of equals

“Nationwide Post Election Transactions” included 20 transactions where:

•	the transaction involved banks and bank holding companies headquartered nationwide;

•	the transaction was announced between November 8, 2016 and June 2, 2017;

•	the selling company’s total assets were between $300.0 million and $2.0 billion;

•	the non-performing assets to total assets ratio of the selling company was less than 2.50%; and

•	the transaction was not a merger of equals

The following tables sets forth the transactions included in “Western U.S. Transactions,” “Nationwide High-Performing Transactions,” and “Nationwide Post Election Transactions,” and are sorted by announcement date:

Western U.S. Transactions

Announcement Date	Acquirer	Target
5/02/2017*	Seacoast Commerce Banc Holdings	Capital Bank
2/13/2017*	Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.
12/13/2016	Pacific Premier Bancorp, Inc.	Heritage Oaks Bancorp
11/15/2016	Glacier Bancorp, Inc.	TFB Bancorp, Inc.
9/22/2016	CVB Financial Corp.	Valley Commerce Bancorp
7/08/2016*	Cathay General Bancorp	SinoPac Bancorp
4/28/2016	Mechanics Bank	California Republic Bancorp
4/26/2016	Pacific Continental Corporation	Foundation Bancorp, Inc.
3/16/2016	Guaranty Bancorp	Home State Bancorp
3/10/2016	Midland Financial Co.	1st Century Bancshares, Inc.
3/07/2016	Triumph Bancorp, Inc.	ColoEast Bankshares, Inc.

*Indicates	the transaction was pending as of June 2, 2017

Nationwide High-Performing Transactions

Announcement Date	Acquirer	Target
5/22/2017*	SmartFinancial, Inc.	Capstone Bancshares, Inc.
5/02/2017*	Seacoast Commerce Banc Holdings	Capital Bank
4/27/2017*	TowneBank	Paragon Commercial Corporation
3/13/2017*	First Busey Corporation	Mid Illinois Bancorp, Inc.
2/13/2017*	Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.
2/06/2017*	First Busey Corporation	First Community Financial Partners, Inc.
1/31/2017*	Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
12/13/2016	Pacific Premier Bancorp, Inc.	Heritage Oaks Bancorp
11/17/2016	Simmons First National Corporation	Hardeman County Investment Co., Inc.
11/15/2016	Glacier Bancorp, Inc.	TFB Bancorp, Inc.
11/03/2016	Collins Family Trust	Inter National Bank
9/22/2016	CVB Financial Corp.	Valley Commerce Bancorp
8/23/2016	First Defiance Financial Corp.	Commercial Bancshares, Inc.
7/08/2016*	Cathay General Bancorp	SinoPac Bancorp
6/17/2016	South State Corporation	Southeastern Bank Financial Corporation

*	Indicates the transaction was pending as of June 2, 2017

Nationwide Post Election Transactions

Announcement Date	Acquirer	Target
5/22/2017*	SmartFinancial, Inc.	Capstone Bancshares, Inc.
5/04/2017*	Seacoast Banking Corporation of Florida	Palm Beach Community Bank
5/02/2017*	Seacoast Commerce Banc Holdings	Capital Bank
4/27/2017*	TowneBank	Paragon Commercial Corporation
4/11/2017*	Sussex Bancorp	Community Bank of Bergen County, NJ
3/15/2017*	Topeka Bancorp Inc.	Kaw Valley Bancorp, Inc.
3/13/2017*	First Busey Corporation	Mid Illinois Bancorp, Inc.
2/13/2017*	Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.
2/06/2017*	First Busey Corporation	First Community Financial Partners, Inc.
2/01/2017*	Old Line Bancshares, Inc.	DCB Bancshares, Inc.
1/31/2017*	Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
1/26/2017*	Midland States Bancorp, Inc.	Centrue Financial Corporation
1/17/2017*	Renasant Corporation	Metropolitan BancGroup, Inc.
12/14/2016*	Veritex Holdings, Inc.	Sovereign Bancshares, Inc.
12/13/2016	Pacific Premier Bancorp, Inc.	Heritage Oaks Bancorp
11/30/2016	CenterState Banks, Inc.	Gateway Financial Holdings of FL, Inc.
11/22/2016*	ACNB Corporation	New Windsor Bancorp, Inc.
11/17/2016	Simmons First National Corporation	Hardeman County Investment Co., Inc.
11/15/2016	Glacier Bancorp, Inc.	TFB Bancorp, Inc.
11/08/2016	Carolina Financial Corporation	Greer Bancshares Incorporated

*	Indicates the transaction was pending as of June 2, 2017

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

•	transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	transaction price compared to tangible book value per share, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction; and

•	tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

As illustrated in the following table, Davidson compared the proposed merger multiples to the multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and CCC data for the last twelve months ended March 31, 2017.

Financial Condition and Performance
Western U.S.	Nationwide High-Performing	Nationwide Post Election
CCC	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$468.6	$757.6	$927.0	$305.6	$1,988.3	$832.5	$994.9	$305.6	$1,988.3	$587.9	$772.2	$305.6	$1,988.3
Return on Average Assets (Last Twelve Months)	1.07%	0.80%	0.72%	-0.46%	1.20%	1.00%	1.03%	0.80%	1.36%	0.81%	0.84%	0.45%	1.36%
Tangible Common Equity Ratio	8.10%	9.13%	10.49%	7.52%	20.65%	10.12%	11.00%	6.28%	20.65%	8.98%	9.44%	6.28%	12.71%
Efficiency Ratio (Last Twelve Months)	52.9%	70.2%	71.2%	56.1%	88.1%	64.8%	64.8%	56.1%	73.6%	67.8%	68.7%	56.1%	90.2%
Non-Performing Assets / Total Assets	0.20%	0.80%	0.97%	0.02%	3.36%	0.80%	0.87%	0.02%	1.85%	0.79%	1.07%	0.02%	2.48%

Transaction Multiples
Western U.S.	Nationwide High-Performing	Nationwide Post Election
CCC	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Last Twelve Months EPS	15.5	x	18.9	x	22.1	x	11.5	x	32.6	x	18.4	x	19.2	x	11.5	x	32.6	x	20.6	x	21.2	x	13.5	x	30.0	x
Transaction Price / Tangible Book Value (Per Share)	199.8%	171.8%	170.0%	124.3%	220.5%	179.4%	180.0%	103.5%	241.0%	169.4%	176.8%	89.2%	241.0%
Transaction Price / Tangible Book Value (Aggregate)	204.7%	171.8%	174.8%	124.3%	222.9%	179.4%	183.7%	103.5%	243.8%	169.4%	179.2%	89.2%	243.8%
Tangible Book Premium / Core Deposits (1)	11.0%	9.8%	10.2%	3.0%	15.7%	10.7%	10.9%	1.0%	15.7%	10.6%	11.2%	4.2%	17.2%

(1)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

Net Present Value Analysis for CCC

Davidson performed an analysis that estimated the net present value per share of CCC common stock under various circumstances. The analysis assumed: (i) CCC performed in accordance with CCC management’s financial forecasts for the years ending December 31, 2017 and December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by CCC management. To approximate the terminal value of CCC common stock at December 31, 2022, Davidson applied price to earnings multiples of 10.0x to 17.0x and multiples of tangible book value ranging from 180.0% to 250.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CCC’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the June 5, 2017 CCC board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of CCC common stock of $90.51 to $201.18 when applying the price to earnings multiples to the financial forecasts and $138.87 to $252.17 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
9.00%	$118.34	$130.18	$142.01	$153.84	$165.68	$177.51	$189.35	$201.18
10.00%	$113.06	$124.36	$135.67	$146.97	$158.28	$169.58	$180.89	$192.20
11.00%	$108.05	$118.86	$129.66	$140.47	$151.27	$162.08	$172.88	$183.69
12.00%	$103.31	$113.64	$123.97	$134.30	$144.64	$154.97	$165.30	$175.63
13.00%	$98.82	$108.70	$118.58	$128.46	$138.34	$148.23	$158.11	$167.99
14.00%	$94.56	$104.01	$113.47	$122.92	$132.38	$141.84	$151.29	$160.75
15.00%	$90.51	$99.57	$108.62	$117.67	$126.72	$135.77	$144.82	$153.87

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	180.0%	190.0%	200.0%	210.0%	220.0%	230.0%	240.0%	250.0%
9.00%	$181.57	$191.65	$201.74	$211.83	$221.91	$232.00	$242.09	$252.17
10.00%	$173.46	$183.09	$192.73	$202.37	$212.00	$221.64	$231.28	$240.91
11.00%	$165.78	$174.99	$184.20	$193.41	$202.62	$211.83	$221.04	$230.25
12.00%	$158.51	$167.31	$176.12	$184.92	$193.73	$202.53	$211.34	$220.15
13.00%	$151.61	$160.03	$168.46	$176.88	$185.30	$193.73	$202.15	$210.57
14.00%	$145.07	$153.13	$161.19	$169.25	$177.31	$185.37	$193.43	$201.49
15.00%	$138.87	$146.59	$154.30	$162.02	$169.73	$177.45	$185.16	$192.88

Davidson also considered and discussed with the CCC Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming CCC estimated earnings per share in 2022 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for CCC common stock, using the same price to earnings multiples of 10.0x to 17.0x and a discount rate of 12.68%.

Variance to 2022 EPS	Earnings Per Share Multiple
	10.0x	11.0x	12.0x	13.0x	17.0x	15.0x	16.0x	17.0x
20.00%	$120.28	$132.30	$144.33	$156.36	$168.39	$180.41	$192.44	$204.47
15.00%	$115.26	$126.79	$138.32	$149.84	$161.37	$172.90	$184.42	$195.95
10.00%	$110.25	$121.28	$132.30	$143.33	$154.35	$165.38	$176.40	$187.43
5.00%	$105.24	$115.77	$126.29	$136.81	$147.34	$157.86	$168.39	$178.91
0.00%	$100.23	$110.25	$120.28	$130.30	$140.32	$150.34	$160.37	$170.39
-5.00%	$95.22	$104.74	$114.26	$123.78	$133.31	$142.83	$152.35	$161.87
-10.00%	$90.21	$99.23	$108.25	$117.27	$126.29	$135.31	$144.33	$153.35
-15.00%	$85.20	$93.71	$102.23	$110.75	$119.27	$127.79	$136.31	$144.83
-20.00%	$80.18	$88.20	$96.22	$104.24	$112.26	$120.28	$128.29	$136.31

Net Present Value Analysis for Glacier

Davidson performed an analysis that estimated the net present value per share of Glacier common stock under various circumstances. The analysis assumed: (i) Glacier performed in accordance with average FactSet Research Systems, Inc. consensus earnings estimates for the years ending December 31, 2017 and December 31, 2018, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Glacier and CCC management. To approximate the terminal value of Glacier common stock at December 31, 2022, Davidson applied price to earnings multiples of 13.0x to 20.0x and multiples of tangible book value ranging from 160.0% to 300.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Glacier’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the June 5, 2017 CCC board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Glacier common stock of $21.72 to $39.45 when applying the price to earnings multiples to the financial forecasts and $20.12 to $42.97 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
9.00%	$27.52	$29.23	$30.93	$32.63	$34.34	$36.04	$37.74	$39.45
10.00%	$26.43	$28.05	$29.68	$31.31	$32.93	$34.56	$36.19	$37.82
11.00%	$25.38	$26.94	$28.50	$30.05	$31.61	$33.16	$34.72	$36.27
12.00%	$24.40	$25.88	$27.37	$28.86	$30.35	$31.83	$33.32	$34.81
13.00%	$23.46	$24.88	$26.30	$27.73	$29.15	$30.57	$31.99	$33.42
14.00%	$22.57	$23.93	$25.29	$26.65	$28.01	$29.38	$30.74	$32.10
15.00%	$21.72	$23.03	$24.33	$25.63	$26.94	$28.24	$29.54	$30.84

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%	300.0%
9.00%	$25.43	$27.93	$30.44	$32.95	$35.45	$37.96	$40.47	$42.97
10.00%	$24.42	$26.82	$29.21	$31.61	$34.00	$36.40	$38.79	$41.18
11.00%	$23.47	$25.76	$28.05	$30.34	$32.62	$34.91	$37.20	$39.49
12.00%	$22.57	$24.76	$26.94	$29.13	$31.32	$33.51	$35.70	$37.88
13.00%	$21.71	$23.80	$25.90	$27.99	$30.08	$32.17	$34.27	$36.36
14.00%	$20.90	$22.90	$24.90	$26.90	$28.91	$30.91	$32.91	$34.91
15.00%	$20.12	$22.04	$23.96	$25.87	$27.79	$29.71	$31.62	$33.54

Davidson also considered and discussed with the CCC Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Glacier estimated earnings per share in 2022 varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Glacier common stock, using the same price to earnings multiples of 13.0x to 20.x and a discount rate of 10.00%.

Variance to 2022 EPS	Earnings Per Share Multiple
	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
20.00%	$30.66	$32.61	$34.56	$36.51	$38.47	$40.42	$42.37	$44.33
15.00%	$29.60	$31.47	$33.34	$35.21	$37.08	$38.96	$40.83	$42.70
10.00%	$28.54	$30.33	$32.12	$33.91	$35.70	$37.49	$39.28	$41.07
5.00%	$27.48	$29.19	$30.90	$32.61	$34.32	$36.03	$37.74	$39.44
0.00%	$26.43	$28.05	$29.68	$31.31	$32.93	$34.56	$36.19	$37.82
-5.00%	$25.37	$26.91	$28.46	$30.01	$31.55	$33.10	$34.64	$36.19
-10.00%	$24.31	$25.77	$27.24	$28.70	$30.17	$31.63	$33.10	$34.56
-15.00%	$23.25	$24.64	$26.02	$27.40	$28.78	$30.17	$31.55	$32.93
-20.00%	$22.19	$23.50	$24.80	$26.10	$27.40	$28.70	$30.01	$31.31

Net Present Value Analysis for Pro Forma Glacier

Davidson performed an analysis that estimated the net present value per share of Glacier common stock under various circumstances, including the impact of the merger with CCC. The analysis assumed (i) Glacier performed in accordance with average FactSet Research Systems, Inc. consensus earnings estimates for the years ending December 31, 2017 and December 31, 2018, (ii) an estimated long-term growth rate for the years thereafter; and (iii) the pro forma financial impact of the merger with CCC including the cost savings estimates, purchase accounting adjustments and transaction expenses, as discussed with and confirmed by Glacier management. The analysis assumed (i) CCC performed in accordance with CCC management’s financial forecasts for the years ending December 31, 2017 and December 31, 2018, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by CCC management. To approximate the terminal value of Glacier common stock at December 31, 2022, Davidson applied price to earnings multiples of 13.0x to 20.0x and multiples of tangible book value ranging from 160.0% to 300.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Glacier’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the June 5, 2017 CCC board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Glacier common stock of $22.18 to $40.30 when applying the price to earnings multiples to the financial forecasts and $20.24 to $43.18 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
9.00%	$28.11	$29.85	$31.59	$33.33	$35.07	$36.81	$38.56	$40.30
10.00%	$26.98	$28.65	$30.31	$31.98	$33.64	$35.30	$36.97	$38.63
11.00%	$25.92	$27.51	$29.10	$30.69	$32.28	$33.87	$35.46	$37.05
12.00%	$24.91	$26.43	$27.95	$29.47	$30.99	$32.51	$34.03	$35.55
13.00%	$23.95	$25.41	$26.86	$28.31	$29.77	$31.22	$32.68	$34.13
14.00%	$23.04	$24.43	$25.83	$27.22	$28.61	$30.00	$31.39	$32.78
15.00%	$22.18	$23.51	$24.84	$26.17	$27.51	$28.84	$30.17	$31.50

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%	300.0%
9.00%	$25.58	$28.09	$30.61	$33.12	$35.63	$38.15	$40.66	$43.18
10.00%	$24.57	$26.97	$29.37	$31.77	$34.17	$36.58	$38.98	$41.38
11.00%	$23.61	$25.91	$28.20	$30.50	$32.79	$35.09	$37.38	$39.68
12.00%	$22.70	$24.90	$27.09	$29.29	$31.48	$33.68	$35.87	$38.07
13.00%	$21.84	$23.94	$26.04	$28.14	$30.24	$32.34	$34.44	$36.54
14.00%	$21.02	$23.03	$25.04	$27.05	$29.06	$31.07	$33.07	$35.08
15.00%	$20.24	$22.17	$24.09	$26.01	$27.94	$29.86	$31.78	$33.70

Davidson also considered and discussed with the CCC Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Glacier’s pro forma estimated earnings per share in 2022 varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Glacier common stock using the same price to earnings multiples of 13.0x to 20.0x, and using a discount rate of 10.00%.

Variance to 2022 EPS	Earnings Per Share Multiple
	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
20.00%	$31.31	$33.31	$35.30	$37.30	$39.30	$41.29	$43.29	$45.29
15.00%	$30.23	$32.14	$34.06	$35.97	$37.88	$39.80	$41.71	$43.62
10.00%	$29.15	$30.98	$32.81	$34.64	$36.47	$38.30	$40.13	$41.96
5.00%	$28.06	$29.81	$31.56	$33.31	$35.05	$36.80	$38.55	$40.29
0.00%	$26.98	$28.65	$30.31	$31.98	$33.64	$35.30	$36.97	$38.63
-5.00%	$25.90	$27.48	$29.06	$30.64	$32.22	$33.81	$35.39	$36.97
-10.00%	$24.82	$26.32	$27.82	$29.31	$30.81	$32.31	$33.81	$35.30
-15.00%	$23.74	$25.15	$26.57	$27.98	$29.40	$30.81	$32.22	$33.64
-20.00%	$22.66	$23.99	$25.32	$26.65	$27.98	$29.31	$30.64	$31.98

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of CCC and Glacier. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Glacier. In the course of this analysis, Davidson used the average FactSet Research Systems, Inc. consensus earnings estimates for Glacier for the years ending December 31, 2017 and December 31, 2018, and used an estimated long-term growth rate for the years thereafter, as discussed with, and confirmed by, senior management of Glacier and CCC. This analysis indicated that the merger is expected to be accretive to Glacier’s estimated earnings per share in 2018, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Glacier and that Glacier would maintain capital ratios in excess of those required for Glacier to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by CCC and Glacier prior to and following the merger will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to CCC’s board of directors as to the fairness, from a financial point of view, of the consideration to be paid to the holders of the CCC common stock in the proposed merger and to assist CCC’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of CCC, Glacier or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by the CCC’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of CCC or management with respect to the merger or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to CCC in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to CCC, Glacier and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of CCC and Glacier for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. CCC selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated March 6, 2017, CCC engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, CCC agreed to pay Davidson a cash fee of $100,000 concurrently with the rendering of its fairness opinion. CCC has agreed to pay Davidson $100,000 upon filing of the form S-4 by Glacier. CCC will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 1.20% of the Aggregate Consideration less $150,000 to credit a portion of fees received. CCC has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Davidson has, in the past, provided certain investment banking services to CCC and its affiliates, has had a material relationship with CCC and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the opinion, Davidson received compensation for acting as the sole placement agent and financial advisor to CCC on its subordinated debt offering in 2016. In the past, Davidson has advised Glacier on numerous transactions and helped raise debt and equity capital for Glacier. As of June 5, 2017, Davidson was not engaged on any assignments by Glacier. Additionally, Davidson may provide investment banking services to the combined company in the future and may receive future compensation.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of CCC with and into Glacier, and immediately thereafter the merger of Collegiate Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary. Following the merger, Collegiate Bank will operate under the name and as “Collegiate Peaks Bank, a division of Glacier Bank.”

In the merger, CCC shareholders will receive a combination of Glacier common stock and cash for their CCC common stock, as described below. See “– Merger Consideration.”

While Glacier and CCC believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of CCC common stock will be converted into the right to receive a “unit” comprised of Glacier common stock and cash, as follows:

Stock Portion of Merger Consideration

3.7681 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $42.04, Glacier may elect to terminate the merger agreement, unless CCC elects to accept a decrease in the per-share number of Glacier shares to be issued in the merger. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the per-share number of Glacier shares to be issued in the merger.

Conversely, if the average closing price is below $31.08, CCC may elect to terminate the merger agreement, unless Glacier elects to increase the per-share number of Glacier shares to be issued in order to avoid such termination. However, if the closing of the merger occurs prior to December 31, 2017 (which is not expected) and Glacier’s average closing price is more than $29.25, CCC will have no right to provide a notice of termination unless Glacier’s stock has also underperformed the KBW Regional Banking Index by more than 10%.

Assuming for purposes of illustration only that the average closing price of Glacier common stock is $[        ] (which was the per-share closing price of Glacier common stock on [        ], 2017), CCC shareholders would receive 3.7681 shares of Glacier common stock for each share of CCC common stock because the average closing price did not exceed $42.04 or fall below the amounts set forth above.

The actual Glacier average closing price will not be determined until 10 days prior to the closing of the merger, and it cannot be predicted whether such average closing price will be above or below the most likely collar range of between $42.04 and $31.08.

Cash Portion of Merger Consideration

$34.4504 in cash, subject to adjustment as follows: If the “CCC Closing Capital” is less than $36,194,000, which is expected to be the “Closing Capital Requirement” (as defined below), the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficiency.

If CCC Closing Capital exceeds the Closing Capital Requirement, CCC may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess, or, alternatively, the cash portion of the merger consideration will be increased by the amount of such excess.

“CCC Closing Capital” is specifically defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to CCC’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which CCC’s consolidated tangible equity capital at December 31, 2016 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on CCC’s balance sheet.

The CCC Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by CCC, as determined and agreed upon between CCC and Glacier in accordance with the merger agreement (the “Final Transaction-Related Expenses”). To the extent the Final Transaction-Related Expenses do not equal $2,450,000, the amount of such difference, on an after-tax basis, will be reflected as a pro-forma adjustment to the CCC Closing Capital, reducing or increasing, as the case may be, the amount of the CCC Closing Capital.

Assuming for purposes of illustration only that (i) there is no reduction of the cash portion of the merger consideration, and (ii) the average closing price of Glacier common stock immediately prior to the closing of the merger is $[        ] (which was the closing price for Glacier common stock on [            ], 2017), each share of CCC common stock would receive consideration with a value equal to $[        ] consisting of $34.4504 in cash and 3.7681 shares of Glacier common stock.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of CCC common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act and the Colorado Business Corporation Act, which is expected to occur on the date of closing. Subject to the foregoing and the possible adjustment of the closing date as discussed under “—Closing Date” below, it is currently anticipated that the merger will be consummated during the first quarter of 2018.

Either Glacier or CCC may terminate the merger agreement if the effective date does not occur on or before April 30, 2018, unless extended under certain circumstances as described under “—Termination of the Merger Agreement” below.

Closing Date

The merger agreement contemplates a possible closing date in 2017 in the event that the “Durbin Amendment” is repealed or overturned. The Durbin Amendment, which was passed with the Dodd-Frank financial reform legislation in 2010, limits the interchange fees paid to banks by merchants for the privilege of accepting payment cards. The legislation applies to banks with over $10 billion in assets, and Glacier believes that the proposed merger of Collegiate Bank with and into Glacier Bank will result in Glacier having over $10 billion in assets. Glacier desires to postpone the effect on it of the Durbin Amendment until 2018 if possible. Accordingly, the merger agreement provides that Glacier and CCC will use reasonable best efforts to permit consummation of the merger on or before February 28, 2018, but that if the Durbin Amendment is repealed or overturned and there is no economic harm to Glacier in completing the merger in 2017, then Glacier will use its best efforts to close the merger as of a month-end on or prior to November 30, 2017. If the closing does not occur on or prior to November 30, 2017, the earliest next possible closing date would be February 28, 2018.

Letter of Transmittal

Promptly following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of CCC common stock. This mailing will contain instructions on how to surrender CCC common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each CCC stock certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the portion of the merger consideration payable with respect to such certificate. CCC shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of CCC common stock for (i) evidence of issuance in book entry form, or upon the request of the holder, stock certificates, representing Glacier common stock in payment of the stock portion of the merger consideration; (ii) a check, or at the election of the CCC shareholder, a wire transfer (but only if the amount of cash included in such shareholder’s merger consideration exceeds $100,000), in payment of the cash portion of the merger consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for CCC common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides Glacier with (i) satisfactory evidence that the holder owns the CCC common stock and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require.

Voting Agreements

The directors of CCC have entered into voting agreements, dated as of June 6, 2017. In the voting agreements, each person agrees, among other things, to vote the shares of CCC common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement. As of the date hereof, the persons who have entered into the voting agreements are entitled to vote a total of [___] shares of CCC common stock, representing approximately [___]% of all outstanding shares of CCC common stock.

Dissenters’ Rights of Appraisal

Under the Colorado Business Corporation Act (“CBCA”), CCC shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of CCC common stock as determined pursuant to the CBCA.

CCC shareholders electing to exercise dissenters’ rights must fully comply with the provisions of applicable Colorado law in order to perfect their rights. The following is intended only as a brief summary of the material provisions of the procedures that a CCC shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Colorado dissenters’ rights law, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to asset dissenters’ rights must:

•	not vote in favor of the merger agreement, and

•	prior to the time of the vote taken by CCC shareholders, deliver to CCC written notice of the shareholder’s intent to exercise dissenter’s rights.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

Columbine Capital Corp.

885 S. Colorado Boulevard

Denver, Colorado 80246

Attention: Secretary

Except in certain circumstances specified in the CBCA, a shareholder electing to assert dissenter’s rights must generally assert such rights with respect to all share of CCC common stock beneficially owned by the shareholder. A notice of intent to demand payment under dissenter’s rights given to CCC shareholders must be in writing. If a shareholder fails to meet the requirements for assertion of dissenter’s rights, such shareholder is not entitled to payment for his, her or its shares under the CBCA.

If a shareholder properly asserts dissenter’s rights and the proposed merger is consummated, Glacier, as the surviving corporation in the merger, will send each shareholder who has properly exercised dissenter’s rights a dissenter’s notice, notifying the shareholder of, among other things, the completion of the merger and provide the shareholder instructions for the deposit of certificates representing the dissenter’s shares of CCC common stock and provide a form for demanding payment. A dissenting shareholder who fails to timely demand payment or to deposit certificates representing the dissented shares of CCC common stock is not thereafter entitled to receive payment for his, her or its shares under the CBCA.

Glacier, as the surviving corporation in the merger, is required to pay all dissenting CCC shareholders who have properly and timely exercised dissenter’s rights, deposited certificates and demanded payment of the “fair value” for their shares of CCC common stock. The amount of payment is determined by Glacier and made to dissenting shareholders within time frames specified by the CBCA. If a shareholder is dissatisfied with the amount of the payment determined by Glacier, such shareholder may notify Glacier in writing, within 30 days after Glacier made or offered to make payment, of the shareholder’s own estimate of the fair value of his, her or its CCC common stock and demand payment for such amount (less any payment made by Glacier). Glacier may, after the receipt of such demand, elect to pay the additional amount demanded, or, within 60 days following receipt of such demand, commence a legal proceeding for a determination of the “fair value” of the shares.

In view of the complexity of the Colorado statutes governing dissenters’ rights, CCC shareholders who wish to dissent from the merger and pursue dissenter’s rights should consult their legal advisors.

Stock Options

The merger agreement provides that if a holder of an outstanding and exercisable stock option “CCC Option”) exercises such CCC Option after the date of the merger agreement and not less than three business days prior to the effective time of the merger, CCC will issue shares of CCC common stock upon such exercise in accordance with the terms of the option and such shares of CCC common stock will be converted into the merger consideration at the effective time of the merger.

With respect to CCC Options that remain outstanding and unexercised as of the effective time of the merger, at the effective time each such CCC Option will be assumed by Glacier and automatically converted into an option (“Converted Option”) to purchase Glacier common stock on the same terms and conditions (including vesting) as were in effect to the CCC Option immediately prior to the effective time of the merger, except that:

•	each such Converted Option may be exercised solely for shares of Glacier common stock;

•	the number of shares of Glacier common stock subject to the Converted Option will be equal to the number of shares of CCC common stock subject to the CCC Option immediately prior to the effective time of the merger, multiplied by the “Exchange Ratio” (as defined in the merger agreement); and

•	the per-share exercise price for each such Converted Option will be adjusted by dividing the per-share exercise price of the CCC Option by the Exchange Ratio.

The merger agreement further provides that Glacier will, at the effective time of the merger, assume the obligations of CCC under the Columbine Capital Corp. 2011 Equity Incentive Plan (the “CCC Stock Plan”) and award agreements pursuant to which the CCC Options have been granted.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and CCC, are as follows:

•	the accuracy of the other party’s representations and warranties in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event, individually or in the aggregate, constituting a Material Adverse Effect (as defined in the merger agreement) with respect the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the CCC Closing Capital and Final Transaction-Related Expenses, each as defined in the merger agreement; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of CCC, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that:

•	in the opinion of the executive officers of CCC and Collegiate Bank, Collegiate Bank’s allowance for possible loan and lease losses is adequate to absorb its anticipated loan losses; and

•	CCC shall have provided to Glacier, upon reasonable request, certain reports relating to its loans, other extensions of credit, and other assets that are adversely classified, and neither these reports nor any examination by Glacier will have revealed a change in adversely classified assets or other new information relating to Collegiate Bank’s loans which constitutes a material adverse effect on CCC.

Additionally, either Glacier or CCC may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or CCC may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and CCC shareholder approval). Either Glacier or CCC may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of CCC. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of CCC shareholders. However, after shareholder approval, any amendment that would change the form or reduce the amount of consideration that CCC shareholders will receive in the merger would require further CCC shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or CCC to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before April 30, 2018, then at any time after that date, the board of directors of either Glacier or CCC may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination. However, if as of April 30, 2018, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before July 31, 2018, if Glacier notifies CCC in writing on or prior to April 30, 2018 of its election to extend such date.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by CCC shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $42.04. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $42.04.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $42.04, CCC may elect, within three business days of its receipt of such notice, to accept an adjustment to the per-share stock consideration through the issuance of fewer Glacier shares; in such event, the per-share stock consideration will be the number of Glacier shares equal to the quotient obtained by dividing (a) the quotient obtained by dividing (x) the result of the number of shares of CCC common stock outstanding at the Effective Time, multiplied by the per-share stock consideration, further multiplied by (y)$42.04, by (z) the Glacier average closing price and (b) the number of CCC shares outstanding at the closing. If CCC makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the per-share stock consideration has been adjusted. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the per-share number of Glacier shares to be issued in the merger.

Glacier Average Closing Price Less than Specified Amounts. By specific action of its board of directors, CCC may terminate the merger agreement if the Glacier average closing price is less than certain amounts specified in the merger agreement.

CCC may terminate the merger agreement if the Glacier average closing price is less than $31.08 but not less than $29.25 and during the period from the execution date of the merger agreement to the determination date the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%.

CCC may also terminate the merger agreement if the Glacier average closing price is less than (i) $29.25 if the effective date of the merger is prior to or on December 31, 2017, or (ii) $ 31.08 if the effective date of the merger is after December 31, 2017 (in either such case no reference to the performance of Glacier stock relative to a peer group index would be required).

If CCC provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is (i) less than $31.08 but not less than $29.25 and the price of Glacier stock has underperformed the KBW Regional Banking Index by more than 10%, or (ii) less than $29.25 (or if the merger closes after December 31, 2017, less than $31.08), Glacier may elect, within three business of its receipt of such notice, to adjust the per-share stock consideration (or per-share cash consideration, or a combination thereof) such that the total value of Glacier stock to be issued (plus any additional cash consideration) is equal to the result of (i) the number of shares of CCC common stock outstanding at the closing of the merger, multiplied by (ii) the per-share stock consideration, multiplied by (iii) $29.25, or if the merger closes after December 31, 2017, $31.08.

If Glacier elects to increase the per-share stock consideration (or per-share cash consideration) as described above, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the CCC Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the CCC Board recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if CCC shareholders elect not to approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Colorado to restrain or invalidate the merger or the merger agreement.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 5% or more of the outstanding CCC shares have properly given notice of their intent to assert dissenters’ rights under Colorado law.

Superior Proposal – Termination by CCC. CCC may terminate the merger agreement if its board of directors determines in good faith that CCC has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that CCC may terminate the merger agreement only if CCC (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; (ii) subsequent to delivering the notice of termination to Glacier, CCC intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) CCC has provided Glacier with at least five days prior written notice that CCC is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement

(and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable CCC to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to CCC or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of CCC shareholders.

Termination Fees

CCC will pay Glacier a termination fee of $500,000 if Glacier terminates the merger agreement based on a CCC breach of its representations or breach of its covenants. Glacier will pay CCC a termination fee of $500,000 if CCC terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

Additionally, the merger agreement provides that if Glacier terminates the merger agreement on or after January 1, 2018, but prior to the July 31, 2018 or such other date to which the deadline for consummation of the merger has been extended, other than for cause under and in accordance with specified provisions of the merger agreement, Glacier will pay to CCC a termination fee of $1,000,000.

Break-Up Fee

If the merger agreement is terminated because (i) the CCC Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) CCC terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the CCC Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then CCC will immediately pay Glacier a break-up fee of $3,000,000. If the merger agreement is terminated by Glacier due to the merger agreement not being approved at the CCC special shareholders’ meeting, or due to a third party’s proposal to engage in an Acquisition Event and the merger agreement not being approved at the CCC special shareholders’ meeting, and prior to or within 18 months after such termination, CCC or Collegiate Bank enters into an agreement, or publicly announces an intention to engage in an Acquisition Event, then CCC will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $3,000,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and CCC will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, CCC will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, CCC and Collegiate Bank will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to CCC, or pledging or encumbering any shares of CCC stock;

•	other than as permitted by the merger agreement, declaring or paying any dividends, or making any other distributions with respect to shares of CCC;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of any material assets having a value greater than $100,000, or making any material commitment other than in the ordinary course of business;

•	soliciting or accepting deposit accounts of a different type from accounts previously accepted by Collegiate Bank or at rates materially in excess of prevailing interest rates, or, other than as permitted by the merger agreement, incurring any indebtedness for borrowed money;

•	offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by Collegiate Bank, or offering or making a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with Glacier, which consultation will not be unreasonably withheld or delayed and for which approval will be deemed provided if Glacier has not responded to such request within three business days after Glacier’s receipt of a loan package concerning the loan at issue;

•	making any negative provisions to the ALLL or failing to maintain an adequate reserve for loan and lease losses;

•	other than as permitted by the merger agreement, acquiring an ownership interest (except other real estate owned with a value not exceeding $100,000) or leasehold interest in real property without conducting an appropriate environmental evaluation and providing specified information and notices to Glacier;

•	other than as permitted by the merger agreement, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

•	other than as permitted by the merger agreement, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	other than as permitted by the merger agreement, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	other than as permitted by the merger agreement, implementing or adopting any material changes in its operations, policies or procedures;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

•	entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger; and

•	willfully taking any action which would materially and adversely affect or delay the ability of either party to obtain any necessary approvals, consents or waivers of any governmental authority or for either party to perform in all material respects their respective covenants and agreements under the merger agreement.

Collegiate Bank Management and Operations After the Merger

Immediately following the merger of CCC with and into Glacier, Collegiate Bank will be merged with and into Glacier Bank. It is anticipated that that the former Collegiate Bank will operate after the closing of the merger as “Collegiate Peaks Bank, a division of Glacier Bank” consistent with Glacier’s organizational structure.

As described below under “Interests of Certain Persons in the Merger.” certain executive officers of Collegiate Bank have entered into employment agreements with Glacier and Glacier Bank, effective upon closing of the merger, pursuant to which they will serve as executive officers of Collegiate Bank, a division of Glacier Bank.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of CCC who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier and/or Glacier Bank. For purposes of such participation, current employees’ prior service with CCC and/or Collegiate Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting under benefit plans of Glacier and Glacier Bank.

Interests of Certain Persons in the Merger

Certain members of the CCC Board and management may be deemed to have interests in the merger, in addition to their interests as shareholders of CCC generally. The CCC Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Employment Agreements with Glacier Bank

Glacier Bank has entered into employment agreements with Liam Girard, Burke Kaiser, Donna Johnson, and Kelli Steele (when used within this section, each, an “executive” and collectively, the “executives”) governing employment by Glacier Bank following the merger. Each executive will serve as an executive officer of Collegiate Peaks Bank, a division of Glacier Bank (the “Division”). The employment agreements are effective on (and conditioned upon) the closing of the merger and continue for three years thereafter. Mr. Girard will serve as President of the Division; Mr. Kaiser will serve as President of the Division’s Mountain Region; Ms. Johnson will serve as Executive Vice President and Chief Operating Officer of the Division; and Ms. Steele will serve as the Executive Vice President and Credit Administration Manager of the Division. Each agreement provides that the executive will receive a minimum specified “Aggregate Compensation” (generally, base salary, cash incentives, profit sharing, and specified equity compensation). The total annual minimum Aggregate Compensation payable to the executives together as a group will be approximately $870,000, which is approximately equivalent to the aggregate compensation payable to the executives at the present time. Any shortfall in Aggregate Compensation relating to a particular calendar year will be remedied through the payment of a bonus on or before March 1st of the following year. The executives will be eligible to participate in Glacier’s profit sharing plan and long-term incentive plan. Additionally, the executives will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

The employment agreements also provide for the grant of restricted stock awards and retention bonuses. The retention bonuses are payable only if the executive remains continuously employed through the full term of the employment agreement.

If the executive’s employment is terminated for Cause or the executive terminates his or her employment without Good Reason (as such terms are defined in the agreements), Glacier Bank will pay the executive the annualized gross base salary earned and expenses reimbursable incurred through the date of termination.

If the executive’s employment is terminated without Cause or the executive terminates his or her employment with Good Reason, contingent upon the executive’s execution of a release of claims, Glacier Bank will pay the executive a lump sum payment equal to the amount of annualized gross base salary remaining to be paid during the term of the agreement.

The employment agreements provide that during his or her employment and for six months following the date employment with Glacier Bank has ended, the executive will not engage in any activity in Adams, Arapahoe, Chaffee, Denver, Douglas, Fremont, Jefferson, Park or Teller Counties in Colorado that is competitive with the business of Glacier or Glacier Bank. In addition, the employment agreements provide that during his or her employment and for a period of two years following any termination of employment, the executive will not persuade or entice, or attempt to persuade or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate or reduce its business relationship with Glacier or Glacier Bank.

Stock Ownership

As of the record date of the special meeting, CCC directors, executive officers and their spouses beneficially own [        ] shares of CCC common stock (which number excludes vested and unvested stock options). The directors and executive officers of CCC will receive the same consideration in the merger for their shares as will other shareholders of CCC.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of CCC and Collegiate Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law, CCC’s or Collegiate Bank’s articles or CCC’s or Collegiate Bank’s bylaws, as applicable.

The merger agreement also provides that Glacier will use reasonable best efforts to cause to be maintained in effect for a period of six years following the effective date of the merger, director and officer liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger.

Additional Agreements

Voting Agreements

As described above under “—Voting Agreements,” the directors of CCC have entered into voting agreements, dated as of June 6, 2017. Pursuant to the voting agreements, each signing person agrees to vote the shares of CCC common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger.

CCC Director Non-Competition Agreement

Each member of the CCC Board has entered into a non-competition agreement with Glacier, Glacier Bank, CCC and Collegiate Bank. Except under certain limited circumstances, the non-competition agreement generally prohibits such directors from becoming involved in a business that competes with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within specified counties in Colorado. The agreement also prohibits the solicitation of Glacier’s employees or customers. The term of the non-competition agreement commences upon the effective date of the merger and continues until two years following the later of (i) effective date of the merger, or (ii) following the termination of the director’s service on the board of directors of a division of Glacier Bank.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Reserve, the Federal Deposit Insurance Corporation, the Commissioner of the Montana Division of Banking and Financial Institutions, and the State of Colorado Division of Banking.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger of CCC with and into Glacier, to U.S. holders of CCC common stock who exchange shares of CCC common stock for a combination of shares of Glacier common stock and cash pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of CCC common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds CCC common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding CCC common stock, you should consult your tax advisor.

This discussion addresses only those CCC shareholders that hold their CCC common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular CCC shareholders in light of their individual circumstances or to CCC shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold CCC common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	foreign persons; and

•	shareholders who acquired their shares of CCC common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson, PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier to the effect that the merger will for federal income tax purposes qualify as a reorganization within the meaning of Internal Revenue Code Section 368(a); and both Glacier and CCC expect to report the merger accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier, Glacier Bank and CCC. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and CCC have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the merger. Accordingly, each CCC shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of CCC Common Stock. If the merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•	CCC shareholders will exchange all of their CCC common stock for a combination of Glacier common stock and cash in the merger. Accordingly, holders of CCC common stock will recognize gain in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by a holder of CCC common stock exceeds such holder’s cost basis in its CCC common stock, and (2) the amount of cash received by such holder of CCC common stock in exchange for such holder’s CCC common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•	a CCC shareholder’s aggregate tax basis in the Glacier common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s CCC common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized; and

•	the holding period of Glacier common stock received in exchange for shares of CCC common stock will include the holding period of the CCC common stock for which it is exchanged.

If holders of CCC common stock acquired different blocks of CCC common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of CCC common stock and such holders’ basis and holding period in their shares of Glacier common stock may be determined with reference to each block of CCC common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of CCC common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that holders of CCC common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their CCC common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of CCC common stock is generally taxed at preferential rates. In addition such gain may be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of CCC common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of CCC common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. As a result, a holder of CCC common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Dividend. If CCC’s capital prior to closing of the merger is in excess of a certain minimum amount, CCC may in its discretion declare and pay a special distribution to holders of its common stock in the amount of such excess. CCC intends to treat that special distribution as a distribution in respect of CCC common stock. The IRS may take a contrary position, and to the extent the IRS were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger, and not as a distribution as described in the succeeding sentence. If the distribution is treated as a distribution with respect to CCC common stock, it will be taxable dividend income to the extent of such holder’s ratable share of CCC’s current and accumulated earnings and profits, if any. Any amount that exceeds CCC’s earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of CCC common stock (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain. Such capital gain will be long term capital gain if the holder’s holding period for the shares of CCC common stock exceeded one year at the distribution date. Any such taxable dividend income and capital gain should be included in the U.S. holder’s income in the taxable year in which the distribution is received.

Backup Withholding and Information Reporting. Payments of cash to a holder of CCC common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting Requirements. CCC shareholders who are “significant holders” are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the merger) in the CCC common stock exchanged in the merger and the fair market value (determined immediately before the merger) of the CCC common stock exchanged in the merger. For these purposes a “significant holder” is a holder of CCC common stock who immediately before the merger (i) owned at least 5% of the total outstanding stock of CCC by vote or value or (ii) owned stock of CCC with a tax basis of at least $1 million. All CCC shareholders will be required to retain permanent tax records of the basis of CCC common stock exchanged and the Glacier common stock and cash received in the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of CCC will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of CCC will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of CCC will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING COLUMBINE CAPITAL CORP.

General

CCC is a Colorado corporation formed in 2006 for the purpose of acquiring the stock of Collegiate Bank and becoming the holding company for Collegiate Bank. CCC has no substantial operations separate or apart from Collegiate Bank.

The principal offices of CCC are located at 885 S. Colorado Boulevard, Denver Colorado 80246.

Collegiate Bank is a Colorado state-chartered bank which commenced operations in 1986. Collegiate Bank operates through five bank offices located in Aurora, Buena Vista, Denver, and Salida, Colorado.

As of June 30, 2017, CCC had total assets of approximately $466.4 million, total gross loans of approximately $336.6 million, total deposits of approximately $398.6 million and approximately $45.5 million of shareholders’ equity.

Market Area

CCC serves communities in the Mountain and Front Range regions of Colorado. Its principal market area consists of Adams, Arapahoe, Chaffee, Denver, Douglas, Fremont, Jefferson, Park and Teller counties in Colorado.

Lending Activities

Collegiate Bank’s principal business is to accept deposits from the public and to make loans and make loans and other investments. To develop business, Collegiate Bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. Collegiate Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, Collegiate Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. Collegiate Bank offers home equity loans, automobile loans and various other consumer installment loans.

At June 30, 2017, Collegiate Bank’s consolidated total gross loan portfolio was approximately $336.6 million, representing approximately 72.2% of its total assets. As of such date, Collegiate Bank’s loan portfolio consisted of 25.5% 1-4 family real estate secured loans, 47.6% commercial real estate secured loans (excluding construction and land development loans), 11.1% real estate construction and land development loans, 15.3% commercial loans, 0.4% installment or consumer loans and 0.1% commercial leases.

Deposit and Banking Services

Customers of Collegiate Bank are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Colorado, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

Collegiate Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of Collegiate Bank’s primary market area and businesses and their employees located in that area. Collegiate Bank also obtains deposits through personal solicitation by the bank’s officers and directors and through local advertising. For the convenience of its customers, Collegiate Bank offers drive-through banking facilities, internet and telephone banking, check/ATM cards, direct deposit, night depositories, personalized checks, and merchant bank card processing. Collegiate Bank’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

CCC Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2016, 2015 and 2014 (audited) and for the six months ended June 30, 2017 and 2016 (unaudited) are derived from financial statements of CCC:

CCC

Balance Sheet

$000’s

	June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Cash and Due from Banks	65,068	54,412	112,054	126,823	102,162
Fed Funds	0	0	0	0	0
Certificates of deposit	250	250	250	250	250
Securities (1)	50,617	47,084	52,878	43,459	34,434
Gross Loans	336,608	293,723	314,886	260,802	252,721
Allowance for Loan Loss	(4,175)	(3,560)	(3,930)	(3,239)	(2,987)
Net Loans	332,433	290,163	310,956	257,563	249,734
Premises & Fixed Assets	9,202	9,275	9,285	7,912	8,141
Other Assets	8,786	8,540	9,177	8,810	8,787
Total Assets	466,356	409,724	494,600	444,817	403,508
Deposits	398,605	340,950	426,238	386,068	350,226
Fed Funds & Repos	11,606	17,887	15,063	14,235	12,941
Borrowings	9,790	9,766	9,778	0	0
Other Liabilities	816	770	593	642	624
Total Liabilities	420,817	369,373	451,672	400,945	363,791
Equity	45,539	40,351	42,928	43,872	39,717
Total Liabilities and Shareholder Equity	466,356	409,724	494,600	444,817	403,508

(1)	Includes investments in restricted stock.

CCC

Income Statement

$000’s

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Interest Income	10,667	9,115	19,031	17,226	15,019
Interest Expense	867	718	1,487	900	902
Net Interest Income	9,800	8,397	17,544	16,326	14,117
Loan Loss Provision	240	395	780	360	382
Non-interest Income	323	364	805	697	755
Non-interest Expense	5,816	5,111	10,424	9,966	9,131
Pre-Tax Income	4,067	3,255	7,145	6,697	5,359
Taxes	1,417	1,132	2,479	2,336	1,820
Net Income	2,650	2,123	4,666	4,361	3,539

Competition

CCC experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than CCC.

CCC also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of CCC’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than CCC and some of them are not subject to the same degree of regulation as CCC.

Employees

As of June 30, 2017, CCC had 81 full-time and 4 part-time employees. CCC believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Collegiate Bank’s principal office is located in Denver, Colorado. In addition to its principal office, Collegiate Bank maintains four branch offices in Aurora, Buena Vista, Denver, and Salida, Colorado. All properties are owned, except for the Aurora branch office and the River North office in Denver, which are leased.

Legal Proceedings

From time to time, litigation arises in the normal conduct of CCC’s business. CCC, however, is not currently involved in any litigation that management of CCC believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of CCC

The following table shows, as of June 30, 2017, the beneficial ownership of CCC common stock by (i) each person known by CCC to be the beneficial owner of more than 5% of CCC’s outstanding common stock, (ii) each of CCC’s directors and executive officers; and (iii) all of CCC’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned (1)	Percentage of Class
Directors and Executive Officers
David Boyles	40,513	8.9%
Don Bailey	27,849	6.1%
John Perkins	23,925	5.2%
Jerry Wrench	24,325	5.3%
Steve Shraiberg	24,500	5.4%
Charles Forster	20,000	4.4%
Richard McClintock	10,303	2.3%
William Pauls	7,500	1.6%
Eric Moltz	3,858	0.8%
Herb Ensley	9,103	2.0%
Burke Kaiser	4,087	0.9%
Liam Girard	250	0.05%
Donna Johnson	42	0.01%
All Directors and Executive Officers as a group	196,255	43.1%

Other 5% Holders	None	N/A

(1)	Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned with a spouse. Includes any security that a person has the right to acquire beneficial ownership of within sixty (60) days of the record date.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and CCC Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND CCC COMMON STOCK

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of CCC’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of CCC’s shareholders are currently governed by Colorado law, CCC’s articles and CCC’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and CCC shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Colorado. See also “Where You Can Find More Information About Glacier.”

General

Under Glacier’s articles, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under CCC’s articles, CCC’s authorized capital stock consists of 1,000,000 shares of common stock, par value $5.00 per share, and 10,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are currently outstanding.

The following is a more detailed description of Glacier’s and CCC’s capital stock.

Common Stock

As of June 30, 2017, there were 78,001,890 shares of Glacier common stock issued and outstanding, in addition to 193,015 shares of unvested restricted stock awards, under Glacier’s employee and director equity compensation plans.

As of July 15, 2017, there were 456,010 shares of CCC common stock issued and outstanding, in addition to options for the purchase of 22,500 shares of CCC common stock.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

As of the date of this proxy statement/prospectus, CCC had no shares of preferred stock issued. The CCC Board is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the CCC Board may determine.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on CCC common stock as and when declared by the CCC Board out funds legally available for the payment of dividends. CCC’s payment of dividends is generally subject to the same considerations described above with respect to Glacier.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and CCC common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock, which provide voting rights prior to vesting.

Glacier’s articles provide that shareholders do not have cumulative voting rights in the election of directors.

CCC’s articles provide that shareholders do not have cumulative voting rights in the election of directors or otherwise.

Preemptive Rights

Neither Glacier’s nor CCC’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If CCC is liquidated, the holders of CCC common stock are entitled to share, on a pro rata basis, CCC’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. All outstanding shares of CCC common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

The provisions of the CBCA regarding the amendment of a corporation’s articles of incorporation are substantially similar to those of the MBCA described above. CCC’s Board may, amend, repeal or adopt CCC’s bylaws by the majority vote of the CCC Board. The bylaws may be amended or repealed and new bylaws adopted by the CCC shareholders entitled to vote.

Board of Directors—Number of Directors

Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, all of whom serve annual terms.

CCC’s bylaws provide that the number of directors may not be fewer than two nor more than 15. CCC’s board currently consists of 9 members, all of whom serve annual terms.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Glacier’s articles provide that the personal liability of directors and officers for monetary damages shall be eliminated to the full extent permitted by the MBCA.

Under the CBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of proceedings where the director or officer acted in good faith and in or at least not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Colorado law requires indemnification if the director or officer is wholly successful on the merits of the action. CCC’s articles provide that CCC shall indemnify its directors, officers, employees, fiduciaries and agents to the fullest extent and in the manner permitted by the CBCA.

CCC’s articles provide that the personal liability of a director for monetary damages for breach of fiduciary duty as a director is eliminated except for any breach of the director’s duty of loyalty, acts or omissions not in good faith, or that involve intentional misconduct or a knowing violation of law, the director’s voting for or assenting to an unlawful distribution, or any transaction from which the director directly or indirectly derived an improper personal benefit. CCC’s bylaws also provide that no director or officer shall be personally liable to the corporation or its shareholders for any expenses or liabilities incurred by him or her in connection with, any injury to person or property arising out of a tort committed by an employee of CCC unless such officer was personally involved in the situation giving rise to the litigation or unless such officer or director committed a criminal offense.

Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

CCC’s articles also authorize the issuance of preferred stock, with the same potential effect as discussed above with respect to Glacier’s ability to issue preferred stock. Additionally, CCC and all of the holders outstanding CCC common stock have entered into the Shareholders Agreement, which would require that prior to a proposed disposition of CCC common stock, the holder first offer such common stock to CCC, at a specified price determined in accordance with the Shareholders Agreement.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2016;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017;

•	Proxy Statement for Glacier’s 2017 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 4, 2017; April 28, 2017; May 1, 2017; June 7, 2017; and [ ] (other than the portions of those documents not deemed to be filed).

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of CCC, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [            ], 2017. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to CCC shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

PROJECT BELFORD

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

COLUMBINE CAPITAL CORP., AND

COLLEGIATE PEAKS BANK

DATED AS OF JUNE 6, 2017

List of Schedules and Exhibits

Schedule 3.1.1	Offices of CCC/the Bank

Schedule 3.1.2	No Breach or Violation

Schedule 3.1.3	Capital Stock of CCC/the Bank

Schedule 3.1.4	Investments

Schedule 3.1.5	Financial Statements

Schedule 3.1.6	Properties

Schedule 3.1.7	Environmental Matters

Schedule 3.1.8(e)	Tax Returns

Schedule 3.1.8(q)	Tax Attributes

Schedule 3.1.9	Regulatory Matters

Schedule 3.1.10(a)	Material Contracts

Schedule 3.1.10(b)	Third Party Consent or Notice Requirements

Schedule 3.1.13	Litigation

Schedule 3.1.16	Asset Classifications

Schedule 3.1.17	Insurance Policies

Schedule 3.1.18	Employment Policies

Schedule 3.1.19	Benefit Plans

Schedule 5.2.14	Officers of CCC/The Bank

EXHIBITS:

Exhibit A	Director and Shareholder Parties to Recital E

Exhibit B	Executive Officers and Key Employee Parties to Recital F

Exhibit C	Form of Bank Merger Agreement

Exhibit D	Form of Transaction-Related Expenses

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

COLUMBINE CAPITAL CORP., AND COLLEGIATE PEAKS BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of June 6, 2017, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, COLUMBINE CAPITAL CORP. (“CCC”) and COLLEGIATE PEAKS BANK (the “Bank”).

PREAMBLE

The boards of directors of GBCI and CCC believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates 14 separately branded banking divisions.

(3) CCC is a corporation duly organized and validly existing under Colorado law and is a registered bank holding company under the BHC Act. CCC’s principal office is located in Buena Vista, Colorado.

(4) The Bank is a Colorado state-chartered bank, duly organized and validly existing under the laws of the State of Colorado and a wholly owned subsidiary of CCC. The Bank’s principal office is located in Buena Vista, Colorado. In addition to its principal office, the Bank maintains branch offices in Aurora, Denver (River North), Denver (Belcaro), and Salida, Colorado.

B. The Transaction. On the Effective Date, (1) CCC will merge with and into GBCI, with GBCI as the surviving entity; (2) immediately thereafter, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI; and (3) the former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “Collegiate Peaks Bank, a division of Glacier Bank” (the “Division”), which will be Glacier Bank’s 15th separate division for operating purposes.

C. Board Approvals. The respective boards of directors of GBCI, Glacier Bank, CCC, and the Bank have approved this Agreement and authorized its execution and delivery, and the board of directors of CCC has directed that this Agreement be submitted to CCC’s shareholders for approval, together with its unanimous recommendation that this Agreement be approved.

D. Other Approvals. The Merger is subject to:

(1) Satisfaction of the conditions described in this Agreement;

(2) Approval of this Agreement and/or the Merger by CCC’s shareholders; and

(3) Approval of or acquiescence in, as appropriate, the Transaction by the Federal Deposit Insurance Corporation (“FDIC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Commissioner of the Montana Division of Banking and Financial Institutions, the Banking Board of the Division of Banking of the Colorado Department of Regulatory Agencies, and any other agencies having jurisdiction over the Transaction.

E. Director and Shareholder Agreements. In connection with the parties’ execution of this Agreement, the persons listed on Exhibit A have entered into agreements pursuant to which, among other things, each agrees to vote his, her or its shares of CCC Stock in favor of the actions contemplated by this Agreement and the directors of the Bank have entered into agreements pursuant to which they agree to refrain from competing with GBCI and/or Glacier Bank and their respective successors for a period of time.

F. Employment Agreements. In connection with the parties’ execution of this Agreement, the persons listed on the attached Exhibit B have entered into employment agreements with Glacier Bank, with an employment term to begin as of the Effective Date, and such agreements shall continue in full force and effect as of the Effective Date.

G. Fairness Opinion. CCC has received from D.A. Davidson & Co. an opinion to the effect that the Merger Consideration is fair from a financial point of view to CCC’s shareholders.

H. Intention of the Parties—Tax Treatment. The parties intend that the Transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, CCC and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (a) a merger, consolidation or similar transaction involving CCC, its Subsidiaries or any successor, (b) a purchase, lease or other acquisition in one or a series of related transactions of assets of CCC or any of its Subsidiaries representing 25 percent or more of the consolidated assets of CCC and its Subsidiaries, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 20 percent or more of the voting power of CCC or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Appraisal Laws” means Article 113 of the CBCA, as such article may be applicable to a merger in which the corporation to be merged out of existence is organized under the laws of the State of Colorado.

“Asset Classification” has the meaning assigned to such term in Section 3.1.16(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented in Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited financial statements as of December 31, 2014, 2015, and 2016, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended; and (b) unaudited financial statements as of March 31, 2017, and the related statements of income, cash flows and changes in shareholders’ equity for such period, together with the Subsequent Bank Financial Statements.

“Bank Merger” means the merger of the Bank with and into Glacier Bank.

“Bank Merger Agreement” means the merger agreement to be entered into in the form attached hereto as Exhibit C pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.7.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana or the State of Colorado are required by law to remain closed.

“CBCA” means the Colorado Business Corporation Act, as amended.

“CCC” has the meaning assigned to it in the first paragraph, as supplemented by Recital A(3).

“CCC Capital” means CCC’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which CCC’s consolidated tangible equity capital at December 31, 2016, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on CCC’s balance sheet. In calculating CCC Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceeds the Maximum Transaction Expense Amount, the difference, on an after tax basis (applying an effective tax rate of 35 percent), will be treated as a reduction of CCC Capital. If the Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after tax basis (applying an effective tax rate of 35 percent), will be treated as an addition to CCC Capital.

“CCC Closing Capital” has the meaning assigned to such term in Section 4.13.

“CCC Contracts” has the meaning assigned to such term in Section 3.1.2.

“CCC ESOP” means the Employee Stock Ownership Plan and Trust Agreement of Columbine Capital Corp., effective January 1, 2013, administered by AMG National Bank.

“CCC Financial Statements” means CCC’s (a) audited consolidated financial statements as of December 31, 2014, 2015, and 2016, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended; and (b) unaudited financial statements as of March 31, 2017, and the related statements of income, cash flows and changes in shareholders’ equity for such period, together with the Subsequent CCC Financial Statements.

“CCC Meeting” has the meaning assigned in Section 4.2.2.

“CCC Options” has the meaning assigned in Section 3.1.3(c).

“CCC Stock” means the shares of CCC common stock, $5.00 par value per share, issued and outstanding from time to time.

“CCC Stock Plan” means the Columbia Capital Corp. 2011 Equity Incentive Plan, effective February 24, 2011.

“Certificate” has the meaning assigned to such term in Section 1.7.1.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative difference between the CCC Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $36,146,000, plus the amount of CCC Closing Capital attributable to the exercise of CCC Options after December 31, 2016, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.19(b).

“Converted Option” has the meaning assigned to the term in Section 1.4.1.

“Daily Closing Price” means for any Trading Day the daily closing price per share of GBCI Common Stock on the NASDAQ Global Select Market, as reported on the website www.nasdaq.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Dissenting Shares” means the shares of CCC Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Division” has the meaning assigned to such term in Recital B.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and CBCA.

“Employees” has the meaning assigned to such term in Section 3.1.19(b).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to CCC, any other entity that is considered one employer with CCC under Section 4001 of ERISA or IRC Section 414.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(b).

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.6.

“Exchange Ratio” has the meaning assigned to such term in Section 1.4.1.

“Execution Date” means the date of this Agreement.

“Executive Officers” with respect to GBCI and/or Glacier Bank means Randall M. Chesler, Ronald J. Copher, and Donald J. Chery.

“Executive Officers” with respect to CCC and/or the Bank means David Boyles, Charles J. Forster, John Perkins, Liam Girard, Kelli Steele, and Herbert Ensley.

“Fairness Opinion” has the meaning assigned to such term in Section 5.2.15.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.14.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by Recital A(1).

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2015, and 2016, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended; and (b) unaudited consolidated balance sheet as of March 31, 2017, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of CCC Stock as the Total Stock Consideration.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(a)(iii).

“Independent Accountants” has the meaning assigned to such term in Section 4.13.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (a) CCC will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of CCC or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of CCC’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Laws” has the meaning assigned to such term in Section 3.1.2

“Letter of Transmittal” has the meaning assigned to such term in Section 1.7.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (b) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (c) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war; (iii) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (iv) any modifications or changes made by CCC to its or the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; or (v) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

“Material Contract” has the meaning assigned to such term in Section 3.1.10(a).

“Maximum Transaction Expense Amount” has the meaning assigned to such term in Exhibit D.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger Consideration” has the meaning assigned to such term in Section 1.1.

“Merger” means the merger of CCC with and into GBCI.

“Outside Date” has the meaning assigned to such terms in Section 7.1.

“Pension Plan” has the meaning assigned to such term in Section 3.1.19(c).

“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.2.3(a).

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.2.3(b).

“Per Share Stock Consideration Value” means the product obtained by multiplying (i) the Per Share Stock Consideration by (ii) the GBCI Average Closing Price.

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.19(a).

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible, and including, with respect to CCC, Real Property.

“Proposed Dissenting Shares” means those shares of CCC Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Appraisal Laws.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1(a) to be provided to all shareholders of CCC in connection with their consideration and approval of the Merger.

“Real Property” means any real property that CCC or the Bank owns in fee title, other than “other real estate owned.”

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Reports” has the meaning assigned to such term in Section 3.1.5(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5(b).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(b).

“Subject Property” has the meaning assigned to such term in Section 3.1.7(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent CCC Financial Statements” means CCC’s (a) unaudited consolidated and parent-only balance sheets and related consolidated statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, and (b) if the Transaction has not been completed before February 28, 2018, audited consolidated balance sheets and related consolidated statements of income, cash flows, and shareholders’ equity for the fiscal year ended December 31, 2017, each prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns, directly or indirectly, the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to CCC and/or the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (a) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving CCC or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25 percent of the assets of CCC or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 20 percent or more of the CCC Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (b) that is otherwise on terms which the Board of Directors of CCC in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (y) would, if consummated, result in a transaction that is more favorable to CCC shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (z) is reasonably probable of being completed.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.20.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Consideration Value Per Share” shall mean the sum of (i) the Per Share Stock Consideration Value and (ii) the Per Share Cash Consideration.

“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Select Market.

“Transaction” means the Merger and the Bank Merger.

“Transaction Related Expenses” means the payments and obligations related to the Transaction as more fully described on Exhibit D hereto.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the MBCA and CBCA, CCC will merge with and into GBCI with GBCI as the surviving corporation under the MBCA, and in connection therewith, all shares of CCC Stock issued and outstanding immediately prior to the Effective Time, except for Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of CCC Stock, be converted into the right to receive the merger consideration (the “Merger Consideration”) set forth in Section 1.2. Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the resulting bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, as of the Effective Time:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will, on and after the Effective Date, remain as issued and outstanding shares of GBCI Common Stock.

1.2.2 Outstanding CCC Stock. Each share of CCC Stock issued and outstanding as of the Effective Time, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI a unit consisting of (a) the Per Share Cash Consideration and (b) the Per Share Stock Consideration.

1.2.3 Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

(a) ”Per Share Cash Consideration” means $34.4504, subject to adjustment pursuant to Section 7.3.2, and further increased or decreased, as the case may be, by the positive or negative balance of an amount per share determined by dividing (i) the Closing

Capital Differential by (ii) the number of shares of CCC Common Stock outstanding immediately prior to the Effective Time; provided that, in lieu of increasing the Per Share Cash Consideration by the amount of any positive Closing Capital Differential, CCC may, in its discretion, elect to declare and pay a special dividend to its shareholders in the amount of such positive Closing Capital Differential pursuant to Section 4.15.

(b) ”Per Share Stock Consideration” means 3.7681 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of CCC Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 CCC Stock Options.

1.4.1 Outstanding CCC Stock Options. The CCC Options have been granted and remain outstanding pursuant to the CCC Stock Plan. If any holder of a CCC Option exercises such CCC Option after the Execution Date and not less than three Business Days prior to the Effective Time, CCC shall issue shares of CCC Stock upon such exercise in accordance with the terms of the CCC Option and such shares of CCC Stock shall be converted into the Merger Consideration at the Effective Time. With respect to CCC Options that remain outstanding and unexercised as of the Effective Time, at the Effective Time, and without any action on the part of any holder thereof, each such CCC Option shall be assumed by GBCI and will be automatically converted into an option (a “Converted Option”) to purchase GBCI Common Stock on the same terms and conditions (including as to vesting) as are in effect with respect to the CCC Option immediately prior to the Effective Time, except that (a) each such Converted Option may be exercised solely for shares of GBCI Common Stock, (b) the number of shares of GBCI Common Stock subject to such Converted Option will be equal to the number of shares of CCC Stock subject to the CCC Option immediately prior to the Effective Time, multiplied by the Exchange Ratio (as defined below) and rounded down to the nearest whole share of GBCI Common Stock, and (c) the per-share exercise price for each such Converted Option will be adjusted by dividing the per-share exercise price of the CCC Option by the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that in no case shall the conversion of a CCC Option be performed in a manner that is not in compliance with the adjustment requirements of IRC Section 409A and, to the extent that the CCC Option is an incentive stock option under IRC Section 422, the adjustment requirements of IRC Section 424(a). For purposes of this paragraph, the “Exchange Ratio” means the quotient obtained by dividing (i) the Total Consideration Value Per Share by (ii) the GBCI Average Closing Price, and rounding the quotient to the nearest thousandth. It is the intention of the parties that the CCC Options to be assumed by GBCI qualify, to the maximum extent permissible following the Effective Time, as incentive stock options as defined in IRC Section 422 to the extent such options qualified as incentive stock options prior to the Effective Time. Consistent with the terms of the CCC Stock Plan and the documents governing the outstanding CCC Options under such plan, the Merger shall not terminate any of the CCC Options assumed by GBCI.

1.4.2 CCC Stock Plan. GBCI shall, at the Effective Time, assume obligations of CCC under the CCC Stock Plan and award agreements pursuant to which the CCC Stock Options have been issued and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of GBCI Common Stock for delivery upon exercise of all Converted Options. GBCI shall further cause the shares of GBCI Common Stock subject to the Converted Options to be registered on Form S-8 within a reasonable period following the Effective Date not to exceed 75 days. Prior to the Effective Time, the board of directors of CCC will take all corporate actions, and adopt such resolutions as may be necessary or appropriate to effectuate the terms of this Section 1.4.

1.5 Payment to Dissenting Shareholders. Proposed Dissenting Shares shall have the rights provided by the CBCA.

1.6 Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of CCC Stock, for exchange in accordance with this Section 1.6 and Section 1.7, (a) certificates or, at GBCI’s option, evidence of shares in book entry form, representing the GBCI Shares for payment of the Total Stock Consideration in full; (b) cash in an amount necessary for payment of the Total Cash Consideration in full; and (c) the cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and certificates for or other evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.7 Certificates.

1.7.1 Letter of Transmittal. Within five days following the Effective Date, GBCI will cause to be mailed to each holder of record of a certificate evidencing shares of CCC Stock (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon cancellation of the Certificates in accordance with Section 1.7.2) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or other evidence of ownership in exchange for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.7.2 Surrender of Certificates. Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (and cash for fractional shares). Following the Effective Date, holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates for, (a) evidence of issuance in book entry form, or upon written request of such holder, certificates representing GBCI Common Stock; (b) a check or, at the election of the CCC shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2;

and/or (c) a check representing the amount of cash in lieu of fractional shares, if any. Until evidence of the Certificates marked as cancelled is provided to GBCI and a properly executed Letter of Transmittal is received by the Exchange Agent, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.7.3 Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other taxes or establish to GBCI’s satisfaction that all applicable taxes have been paid or are not required.

1.7.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence that the holder owns CCC Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI may require (including such bond as may be required by the Exchange Agent in accordance with its policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.7.5 Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder (a) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (b) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.7.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of CCC Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record and shall receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of GBCI Shares into which the holder’s CCC Stock was converted at the Effective Time.

1.7.6 Checks in Other Names. Any Person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to GBCI’s satisfaction the right to receive this cash.

1.7.7 Undelivered Certificates. GBCI, at any time following payment for Dissenting Shares pursuant to the Appraisal Laws, may receive from the Exchange Fund cash in an amount equal to the Per Share Cash Consideration times the number of Dissenting Shares for which payment has been made. Any portion of the Exchange Fund that remains unclaimed by shareholders of CCC on a date that is six months after the Effective Date may be paid to GBCI, at GBCI’s election. To the extent so paid, holders of CCC Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will, from such time forward, look only to

GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of CCC Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor CCC will be liable to any holder of CCC Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of CCC Stock, GBCI and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved of any responsibility with respect to any claims thereto.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Colorado Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and CBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and CCC agree upon a different date, the Effective Date will be the date of Closing.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement (including. without limitation, the provisions of Section 4.16), Closing shall occur as of the first month-end occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of CCC and the Bank. Each of CCC and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a schedule to this Agreement:

3.1.1 Organization and Good Standing; Authority. CCC is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The

Bank is duly organized, validly existing, and in good standing as a state-chartered bank under the laws of the State of Colorado and has all requisite power and authority to own and operate its properties and to carry on its business as now conducted. The locations of all owned or leased offices, including approved and unopened offices of the Bank and off-premises ATM locations, are listed in Schedule 3.1.1.

3.1.2 No Breach or Violation. The execution, delivery and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any material provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party that is not terminable upon 90 days or less written notice without penalty or premium (collectively, the “CCC Contracts”); or (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it, or any of their respective properties or assets is subject (each, a “Law”); or (d) any material change in the rights or obligations of any party under any of the CCC Contracts.

3.1.3 Capital Stock.

(a) The authorized capital stock of CCC consists of 1,000,000 shares of CCC Stock, and 10,000 shares of preferred stock, $.01 per share value per share. A total of 455,728 shares of CCC Stock were issued and outstanding as of the Execution Date, all of which shares were validly issued and are fully paid and nonassessable. No shares of preferred stock are issued and outstanding as of the Execution Date.

(b) The authorized capital stock of the Bank consists of 100,000 shares of common stock, $5.00 par value per share. A total of 100,000 shares of Bank common stock are issued and outstanding as of the Execution Date, all of which are owned by CCC free and clear of all Liens and validly issued, fully paid, and nonassessable, except to the extent of any assessment required under 12 U.S.C. Section 55.

(c) Except as set forth in Schedule 3.1.3 and 22,500 shares of CCC Stock reserved for issuance upon exercise of options duly granted under the CCC Stock Plan and outstanding as of the Execution Date (the “CCC Options”), no shares of CCC Stock are reserved for issuance, and there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of CCC or the Bank of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither CCC nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person. Except as set forth in Schedule 3.1.3, neither CCC nor the Bank has outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights, and there are no voting trusts, shareholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the outstanding shares of CCC Stock.

3.1.4 Subsidiaries; Investments.

(a) CCC has no Subsidiaries other than the Bank, and the Bank has no Subsidiaries.

(b) Schedule 3.1.4 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by CCC or the Bank. All such investments comply with all applicable laws and regulations, including without limitation the BHC Act.

(c) Neither CCC nor the Bank owns, or controls, or has an economic interest in, directly or indirectly, any joint ventures, partnerships, limited liability companies, special purpose entities, limited purpose entities, or qualified special purpose entities. There are no transactions, arrangements, or other relationships between CCC or the Bank, and any executive officer or director of CCC or the Bank or any of their respective affiliates that are not specifically reflected in the CCC Financial Statements.

3.1.5 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2012, each of CCC and the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (i) the FDIC, (ii) the Federal Reserve, (iii) the Colorado Division of Banking and Financial Institutions, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) Delivery to Other Party of Reports. CCC has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, private placement memorandum, report, proxy statement or information statement, or similar document (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or the Bank with respect to periods since January 1, 2012, through the Execution Date.

(c) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Financial Statements. Each of CCC’s and the Bank’s balance sheets included in the CCC Financial Statements and the Bank Financial Statements, respectively, fairly presents (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of CCC and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the CCC Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of CCC and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

(e) Books and Records. The books and records of CCC and the Bank have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements.

3.1.6 Properties.

(a) Neither CCC nor the Bank are party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the CCC Financial Statements or in Schedule 3.1.6, CCC and/or the Bank have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent, non-monetary Liens on the Real Property that do not adversely affect the use or value of the Real Property in any material respect, or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the CCC Financial Statements as being owned by either of them as of the Execution Date. To the Knowledge of CCC, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

(b) To the Knowledge of CCC, all buildings and all fixtures, equipment and other property and assets that are material to CCC’s business on a consolidated basis are owned by CCC or the Bank or are held under leases or subleases, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(c) Schedule 3.1.1 lists all of its existing owned or leased branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(d) CCC has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of CCC, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7 Environmental Matters.

(a) For purposes of this Section 3.1.7, the following definitions apply:

(i) ”Subject Property” with respect to CCC and the Bank means (A) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be a present or past owner or operator of or as otherwise having control over.

(ii) ”Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between CCC or the Bank and any governmental entity presently in effect relating to: (A) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (B) the protection of human health or the environment.

(iii) ”Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance” in 42 USC Section 9601(14), (B) defined as a “pollutant or contaminant” in 33 USC Section 1362(6), (C) defined as a “hazardous waste” in 42 USC Section 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by CCC and/or the Bank for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(b) CCC, the Bank, and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and to the Knowledge of CCC, no circumstances exist that would result in a material violation of such Environmental Laws.

(c) None of the following exists, and to the Knowledge of CCC, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving CCC, the Bank or any Subject Property, relating to:

(i) an asserted liability of CCC or the Bank or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(iv) personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property or, if present, none of such vessels are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither CCC nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property is properly contained in compliance with all applicable Environmental Laws and there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of CCC, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws.

(e) Except as disclosed in Schedule 3.1.7, no part of the Subject Property has been or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) No condition from, on or under the Subject Property exists with respect to the Subject Property that would require remedial action under applicable Environmental Laws, except as disclosed in Schedule 3.1.7 or where the foregoing would not have a Material Adverse Effect.

3.1.8 Taxes.

(a) Tax Returns and Payment of Taxes. CCC and the Bank have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by law to be filed by them. Such Tax Returns are true, complete and correct in all material respects. Neither CCC nor the Bank is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by CCC or the Bank (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, CCC has made an adequate provision for such Taxes in CCC’s financial statements (in accordance with GAAP). CCC’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by CCC and the Bank through the date of such financial statements. Neither CCC nor the Bank has incurred any liability for Taxes since the date of CCC’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. CCC has made available to GBCI complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of CCC or the Bank for any Tax period ending after January 1, 2012.

(c) Withholding. CCC and the Bank have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable law.

(d) Liens. There are no Liens for Taxes upon the assets of CCC or the Bank other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in the CCC Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against CCC or the Bank remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of CCC or the Bank. To the Knowledge of CCC, there are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of CCC or the Bank. Schedule 3.1.8(e) lists all federal, state, local and non-U.S. income Tax Returns filed with respect to CCC and the Bank for taxable periods ended on or after January 1, 2012, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where CCC and the Bank do not file Tax Returns that CCC or the Bank is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. Neither CCC nor the Bank has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. Neither CCC nor the Bank (a) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely CCC and the Bank), (b) has any liability for Taxes of any Person (other than CCC or the Bank) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign law), as a transferee or successor, by contract, or otherwise, or (c) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement, (except for such agreements or arrangements solely between CCC and the Bank).

(i) Change in Accounting Method. Neither CCC nor the Bank has agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise.

(j) Post-Closing Tax Items. To the Knowledge of CCC, CCC and the Bank will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) election under IRC Section 108(i).

(k) Ownership Changes. Without regard to this Agreement, neither CCC nor the Bank has undergone an “ownership change” within the meaning of IRC Section 382.

(l) U.S. Real Property Holding Corporation. Neither CCC nor the Bank has been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(a).

(m) IRC Section 355. Neither CCC nor the Bank has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(n) Reportable Transactions. Neither CCC nor the Bank has been a party to, or a promoter of, a “reportable transaction” within the meaning of IRC Section 6707A(c)(1) and Treasury Regulations 1.6011-4(b).

(o) IRC Section 6662. Each of CCC and the Bank has disclosed on its federal income Tax Returns all position taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of IRC Section 6662.

(p) IRC Section 280G. Neither CCC nor the Bank has made any payments, is obligated to make any payments or is a party to any agreement that could obligate it to make any payments that are not deductible under IRC Section 280G.

(q) Tax Attributes. Schedule 3.1.8(q) sets forth the following information with respect to each of CCC and the Bank as of the most recent practicable date: (i) the basis in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution; (iii) the amount of any deferred gain or loss arising out of any intercompany transaction; and (iv) the amount of any excess loss account in the stock of a Subsidiary.

3.1.9 Regulatory Matters.

(a) CCC and the Bank have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund

Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and CCC has no Knowledge of, nor has it received since January 1, 2013, written notice of, any material defaults or material violations of any applicable Law.

(b) Except as disclosed in Schedule 3.1.9, neither CCC nor the Bank is a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) CCC and the Bank has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of CCC, the Bank, or any director, officer or employee of CCC or the Bank has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are accurately reflect in all material respects the assets of such fiduciary account.

(d) Neither CCC nor the Bank, nor, to the Knowledge of CCC, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.1.10 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, neither CCC nor the Bank is bound by any contract, agreement, or arrangement that has not been set forth in Schedule 3.1.10(a) that is material to operation of its business (each a “Material Contract”). A contract, agreement or arrangement will be material to the extent it: (i) is to be performed after the Execution Date and is material to the operations of the Bank; (ii) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of CCC or any of its affiliates; (iii) obligates CCC or any of its affiliates to conduct business with any third party on an exclusive or preferential basis; (iv) requires referrals of business or requires CCC or any of its affiliates to make available investment opportunities to any Person on a priority or exclusive basis; (v) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of CCC or the Bank; (vi) limits the payment of dividends by CCC or the Bank; (vii) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, except in each case relate to merchant banking investments by CCC or the Bank in the ordinary course of business; (viii) provides for payments to be made by CCC or the Bank upon a change in control thereof; (ix) was not negotiated and entered into on an arm’s-length basis; (x) provides for indemnification by CCC or the Bank of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification; (xi) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per annum (other than any such contracts which are terminable by CCC or the Bank on 60 days or less notice without any required payment or other conditions, other than the condition of notice); (xii) is a contract, agreement or arrangement to which any affiliate, officer, director, employee or consultant of CCC or the Bank is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (xiii) would prevent, materially delay or materially impede CCC’s ability to consummate the Merger or the other transactions contemplated hereby; (xiv) contains a put, call or similar right pursuant to which CCC or the Bank could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or (xv) is otherwise not entered into in the ordinary course of business or is material to CCC or the Bank or their respective financial condition or results of operations.

(b) (i) Each Material Contract is a valid and legally binding agreement of CCC or the Bank, as applicable, and, to the Knowledge of CCC, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) CCC and the Bank have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) neither CCC nor the Bank, and, to the Knowledge of CCC, any counterparty or counterparties, is in breach of any material provision of any Material Contract; and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of CCC or the Bank under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.10(b) sets forth a true and complete list of (A) all Material Contracts pursuant to which consents or waivers are or may be required and (B) all notices which are required to be given, in each case, prior to the performance by CCC of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.11 Compliance. Each of CCC and the Bank has, and have at all times since January 1, 2013, had, all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit CCC or the Bank to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of CCC, no suspension or cancellation of any of them is threatened.

3.1.12 Knowledge as to Conditions. To the Knowledge of CCC, there exists no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.13 Litigation. Except as shown on Schedule 3.1.13, no material litigation, proceeding or controversy before any court or governmental agency is pending on behalf of CCC or the Bank (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against CCC or the Bank and, to the Knowledge of CCC, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.14 No Material Adverse Effect. Since December 31, 2015, (a) CCC and the Bank have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on CCC.

3.1.15 Shareholder List. CCC has provided to GBCI a list of its shareholders as of the most recent practicable date. To the CCC’s Knowledge, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the CCC Stock as of the date thereof, excluding those whose identities have been withheld by certain shareholders and their broker-dealers, as disclosed and provided to GBCI.

3.1.16 Asset Classification.

(a) Schedule 3.1.16 sets forth a list, accurate and complete, as of December 31, 2016, and as of March 31, 2017, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of CCC and the Bank that have been criticized or classified by any internal audit conducted by CCC and/or the Bank, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(b) Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2016, or as of March 31, 2017, as the case may be, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by CCC or the Bank before the Execution Date.

3.1.17 Insurance. CCC and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.17 lists all insurance policies maintained by CCC or the Bank within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.18 Labor Matters.

(a) Neither CCC nor the Bank is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither CCC nor the Bank is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving CCC or the Bank is pending or, to the Knowledge of CCC, threatened. CCC has no Knowledge of any activity involving its or the Bank’s employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) CCC and the Bank have made available to GBCI all personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of the Bank and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.18. CCC and the Bank is and have been in compliance in all material respects with all applicable laws and regulations respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. No employee of CCC or the Bank has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee and without liability to CCC or the Bank (other than for salary or wages for time worked and benefits earned prior to the date of such termination). CCC has provided to GBCI a true and complete list of all independent contractors and consultants to CCC or the Bank, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.19 Employee Benefits.

(a) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by CCC or the Bank, as the case may be. CCC and the Bank are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(b) Schedule 3.1.19 sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentives, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by CCC or its Subsidiaries for the benefit of any employees or former employees of CCC and the Bank, including, without limitation, all salary continuation or supplementation agreements between CCC or the Bank and any of its officers, directors, or employees (collectively, its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of the Bank (collectively, “Employees”), including Plans and related amendments, have been made available to GBCI.

(c) All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which CCC and/or the Bank may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation relating to its Plans is pending or, to the Knowledge of CCC, threatened. Neither CCC nor the Bank has engaged in a transaction with respect to any Plan that could subject it or the Bank to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(d) All material contributions required to be made by CCC or the Bank under the terms of any of its Plans have been timely made or have been reflected in the CCC Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither CCC nor the Bank or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(e) Except as disclosed in the CCC Financial Statements or in Schedule 3.1.19, neither CCC nor the Bank has any obligations for retiree health and life benefits.

(f) No provision of the documents governing any Plan contains restrictions on the rights of CCC or the Bank to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(g) Except as disclosed in the CCC Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.19, the Merger will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any material increase in benefits under any Compensation Plan or (iii) payment of any severance, true-up, change in control, or similar payments or compensation under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.19 have been properly accrued in accordance with GAAP.

(h) Except as disclosed in Schedule 3.1.19, neither CCC nor the Bank maintains an executive supplemental retirement plan or similar arrangement for any of its current or former officers, directors, or employees.

(i) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been meet with respect to each applicable Plan.

(j) Except as disclosed in Schedule 3.1.19, each Compensation Plan that is subject to IRC Section 409A has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulation, notices, rulings, and final regulations).

3.1.20 Takeover Laws. CCC and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transaction from, and this Agreement and the Transaction are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover laws and regulations of the State of Colorado (“Takeover Laws”). CCC and the Bank have taken all action required to be taken by it in order to make this Agreement and the Transaction comply with, and this Agreement and the Transaction do comply with, the requirements of any articles, sections, or provisions of the Articles of Incorporation and Bylaws of CCC and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). CCC has no shareholder rights plan, “poison pill,” or similar plan.

3.1.21 Broker’s or Finder’s Fees. Except for the fees of D.A. Davidson & Co. to obtain a fairness opinion and for advisory services relating to the Merger pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of CCC or the Bank, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.1.22 Completeness of Representations. No representation or warranty made by or with respect to CCC or the Bank in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by GBCI or Glacier Bank of the business and affairs of CCC or the Bank will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement.

3.2 Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to CCC and the Bank that:

3.2.1 Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2 Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”); or (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3 Capital Stock.

(a) The authorized capital stock of GBCI consists of 1,000,000 shares of Preferred Stock, par value $0.01 and 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. No shares of Preferred Stock are outstanding and a total of 76,619,952 shares of GBCI Common Stock were issued and outstanding as March 31, 2017, all of which were validly issued and are fully paid and nonassessable. As of March 31, 2017, no options to acquire shares of GBCI Common Stock are outstanding.

(b) No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI’s Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other Person, except as so disclosed.

3.2.4 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2012, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (i) the SEC, (ii) the Federal Reserve, (iii) the FDIC, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c) Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6 Taxes. All material Tax Returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all Taxes upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are shown as due and payable on such Tax Returns have been paid. The federal income portion of such taxes have been paid in full as indicated in the federal income tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional Taxes are being asserted with respect to federal or state income tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional Taxes.

3.2.7 Absence of Regulatory Action. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any applicable Laws (including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.8 Knowledge as to Conditions. GBCI has no Knowledge of any reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.9 Litigation. Except as disclosed in GBCI’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending, or to the Knowledge of GBCI threatened, claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.10 No Material Adverse Effect. Since December 31, 2015, (a) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.11 Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by CCC or the Bank of the business and affairs of GBCI and Glacier Bank will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement.

ARTICLE 4

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 Conduct of CCC’s and the Bank’s Businesses Prior to Closing. CCC and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to CCC, subject to applicable law, the books, records, properties, contracts and documents of CCC and the Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege, contravene any law, order, judgment or decree. CCC and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(b) Upon prior written reasonable request by GBCI, CCC and the Bank will request that any third parties involved in the preparation or review of the CCC Financial Statements or CCC Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI (which consent shall not be unreasonably withheld or delayed under subparagraphs (g), (h), and (j) below), subject to applicable law and except as required by the FDIC or the Federal Reserve (so long as GBCI receives prior written notice of such required action), or specifically contemplated by this Agreement, CCC and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(a) effect any stock split or other recapitalization with respect to CCC Stock or the shares of the Bank; issue, redeem, pledge or encumber in any way any shares of such capital stock;

(b) other than as permitted by this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to CCC Stock, or assets of CCC;

(c) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets having a value greater than $100,000 or make any material commitment other than in the ordinary and usual course of business;

(d) solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(e) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed and approval for such will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a loan package concerning the loan at issue;

(f) make any negative provisions to the Bank’s ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(g) acquire an ownership interest (except other real estate owned with a value not exceeding $100,000) or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6 and in the case of an ownership interest (including non-residential other real estate owned), without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days’ advance notice;

(h) enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (i) entered into in the ordinary course of business, consistent with past practices, and (ii) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(i) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(j) enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(k) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(l) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(m) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (A) by GAAP, (B) for tax purposes, or (C) to take advantage of any beneficial tax or accounting methods;

(o) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate except for emergency repairs or replacements;

(p) enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(q) willfully take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 CCC and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, CCC or the Bank, as applicable, shall:

(a) Take all action necessary to satisfy any contractual notice or consent requirements under the CCC Contracts arising from the Transaction.

(b) Except as otherwise provided in this Agreement, terminate by all necessary and appropriate actions of the boards of directors of CCC and the Bank, as applicable, such Plans (including Compensation Plans) maintained by CCC or the Bank as may be requested by GBCI in connection with the Closing (after satisfaction or waiver of all Closing conditions). If requested by GBCI, CCC and the Bank shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, CCC and the Bank shall, prior to the date of calculation of CCC Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made upon termination of the Plans and Compensation Plans. All resolutions, notices, or other documents issued, adopted or executed by CCC or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld.

(c) Take such corporate action as may be reasonably requested by GBCI in connection with the CCC ESOP, including, without limitation, taking steps to terminate the CCC ESOP or merge it into, or engage in a trust-to-trust transfer with, GBCI’s 401(k) Plan.

(d) Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank Owned Life Insurance policies or similar plans and related agreements.

(e) (i) Not take any action that would cause the Transaction to be subject to requirements imposed by any Takeover Laws, (ii) take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transaction from any applicable Takeover Laws, as now or hereafter in effect, (iii) not take any action that would cause the Transaction not to comply with any Takeover Provisions, and (iv) take all necessary steps within its control to make the Transaction comply or continue to comply with the Takeover Provisions.

(f) Take such corporate or other actions as may be reasonably required to terminate the CCC Amended and Restated Shareholders’ Agreement, effective as of February 24, 2011, as of or prior to the Effective Date, or otherwise make such agreement inapplicable to the Transactions.

4.1.4 Maintenance of Properties. CCC and the Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5 Preservation of Business Organization. Each of CCC and the Bank will use its commercially-reasonable efforts to: (i) preserve its respective business organization; (ii) retain the services of management and employees; and (iii) preserve the goodwill of suppliers, customers and others with whom CCC and the Bank have business relations.

4.1.6 Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, CCC and the Bank will not make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7 Compensation. CCC and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by CCC or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with CCC’s and the Bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, CCC and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks’ notice.

4.1.8 Updates of Financial Statements. CCC will deliver to GBCI (a) unaudited balance sheets and related statements of income and shareholders’ equity for (i) the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) CCC on a consolidated and parent-only basis for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, and (b) audited consolidated balance sheets for CCC as of December 31, 2016, and 2015, and the related audited statements of income, cash flows and changes in shareholders’ equity for each of the fiscal years then ended on or before February 28, 2017. The Subsequent CCC Financial Statements: (w) will be prepared from the books and records of CCC and the Bank; (x) will present fairly the financial position and operating results of CCC and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and (z) will reflect all liabilities, of CCC and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (ii) not significant in amount. All contingent liabilities known to CCC that are required to be reflected in footnotes in accordance with GAAP and not recorded on the Subsequent CCC Financial Statements will be disclosed in writing to GBCI.

4.1.9 Update Schedules. From the Execution Date until Closing, CCC will promptly revise and supplement the schedules to this Agreement prepared by or on behalf of CCC or the Bank to enable such schedules to remain accurate and complete in all material respects. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of CCC’s representations or warranties contained in this Agreement, except as agreed to in writing by the parties.

4.1.10 Acquisition Proposal. CCC and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (defined below). CCC agrees that neither it nor any of its Subsidiaries will, and CCC will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of CCC) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event CCC receives an unsolicited bona fide Acquisition Proposal and the board of directors of CCC determines prior to approval of the Transaction by CCC’s shareholders, in good faith, that (a) such proposal constitutes a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, or provide confidential information or data to, a Person in connection with such Acquisition Proposal, CCC may do so to the extent required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, CCC and such Person shall have executed a confidentiality agreement on terms at least as favorable to CCC as those contained in its confidentiality agreement with GBCI. CCC will further notify GBCI in writing immediately (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with CCC, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received. CCC will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10.

4.1.11 Status of Title/Leasehold Interests. CCC will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the ”Title Companies”), the cost of which shall be borne and paid by GBCI. These title commitments must show the current status of title to the Real Property. Within 15 days after the date on which CCC delivers all of the title commitments to GBCI for its review, GBCI will inform CCC in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title commitments. CCC will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. CCC will not, however, be obligated to seek removal of exceptions that are (a) non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations or as otherwise used by CCC or the Bank as of the Execution Date or (b) monetary or non-monetary exceptions disclosed in Schedule 3.1.6 or in the CCC Financial Statements. At Closing, if requested by GBCI, CCC will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and CCC, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent, non-monetary Liens that do not adversely affect the use or value of such Real Property in any material respect, and other exceptions to title as set forth in the title commitments as approved by GBCI.

4.1.12 Directors’ and Officers’ Liability. Before the Effective Date, CCC will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of CCC, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to CCC, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13 Review of Loans. CCC and the Bank will permit GBCI and its advisors to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of its ALLL and to establish appropriate accounting adjustments under FAS141R. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.16.

4.1.14 Continuing Representation and Warranty. Neither CCC nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2 Registration Statement; CCC Shareholders Meeting.

4.2.1 Preparation of Registration Statement.

(a) As soon as reasonably possible following the Execution Date, but not later than 60 days after the Execution Date, GBCI will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to CCC’s shareholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the CCC Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of CCC relating to CCC and the Bank, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. CCC will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. CCC will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2 Submission to Shareholders. CCC will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “CCC Meeting”). The CCC Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to CCC’s shareholders without objection by applicable governmental authorities. The Board of Directors of CCC will recommend approval of this Agreement to CCC’s shareholders, and shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, CCC receives a Superior Proposal and the board of directors of CCC determines, in good faith and after consultation with independent legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify, or qualify such recommendation.

4.3 Submission to Regulatory Authorities. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will provide copies of such applications for review by CCC prior to their submission to the applicable regulatory authorities. These applications are expected to include: (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve with respect to the Merger; (b) an application to the Commissioner of the Montana Division and the Banking Board of the Division of Banking of the Colorado Department of Regulatory Agencies and related filings regarding the Transaction; and (c) filings and coordination with the offices, of the Secretaries of State of Montana and Colorado with respect to the Merger and the Bank Merger. CCC and the Bank will cooperate and use reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist GBCI in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and governmental authorities necessary to consummate the Transaction. CCC and the Bank shall, upon request, furnish GBCI with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of GBCI, Glacier Bank, CCC, or the Bank to any third party or governmental authority in connection with the Transaction.

4.4 Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of CCC and GBCI.

4.5 Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or CCC and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7 Transition. During the period from the Execution Date to the Effective Time, CCC and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of its ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, CCC, and the Bank shall also meet as requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither CCC nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless CCC and the Bank otherwise agrees, no conversion shall take place prior to the Effective Time.

4.8 Notice. The parties will provide each other with prompt written notice of:

4.8.1 Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

4.8.2 The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

4.8.3 In the case of CCC and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.9 Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction.

4.10 Availability of GBCI’s Books, Records, and Properties. GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to CCC and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of CCC.

4.11 Blue Sky Filings. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.12 Tax Treatment. Neither GBCI and its Subsidiaries nor CCC and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under IRC Section 368(a).

4.13 CCC Closing Capital. No earlier than the 12th Business Day nor later than the 10th Business Day before the Closing, CCC shall calculate in good faith the estimated CCC Capital as of Closing and shall provide GBCI with a copy of the proposed Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the CCC Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such CCC Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify CCC as to whether GBCI accepts or disputes the amount of the CCC Capital, which such acceptance or dispute shall not be unreasonably withheld, conditioned or delayed. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and CCC are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to GBCI and CCC the resolution of such disputed matters and the effect of such determinations on the calculation of the CCC Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and CCC mutually agree upon a different amount. The CCC Capital as of Closing, as determined and agreed upon in writing by GBCI and CCC in accordance with this Section 4.13, is the “CCC Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.13 and Section 4.14 below shall be shared equally by GBCI, on the one hand, and CCC, on the other hand, and CCC’s portion shall be an expense in the calculation of the CCC Closing Capital.

4.14 Transaction Related Expenses. No earlier than the 12th Business Day nor later than the 10th Business Day before Closing, CCC shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit D detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within two Business Days following receipt thereof, notify CCC as to whether GBCI accepts or disputes the amount of the Transaction Related Expenses, which such acceptance or dispute shall not be unreasonably withheld, conditioned or delayed. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and CCC are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by Independent Accountants in accordance with the process set forth in Section 4.13. The Transaction Related Expenses as of Closing, as determined and agreed upon in writing by GBCI and CCC in accordance with this Section 4.14, are the “Final Transaction Related Expenses.”

4.15 Payment of Dividend. To the extent the CCC Closing Capital exceeds the Closing Capital Requirement, CCC may, upon written notice to GBCI not less than 10 Business Days prior to Closing and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount of such excess in lieu of any positive adjustment to the Per Share Cash Consideration under Section 1.2.3(a); provided, however, the amount of such dividend may be limited to the extent necessary to cause the Merger to effect a transfer of “substantially all of the properties” of CCC and the Bank within the meaning of IRC Section 368(a)(2)(D), as determined in the sole discretion of GBCI in consultation with its tax counsel.

4.16 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger on or before February 28, 2018; provided that, if the Durbin Amendment is repealed or overturned and there is no economic harm to GBCI in completing the transaction in fiscal 2017, and all regulatory and shareholder approvals have been obtained, then GBCI will use its reasonable best efforts to close as of a month-end on or prior to November 30, 2017. The parties agree that, in the event the Closing does not occur on or prior to November 30, 2017, the earliest next possible Closing Date would be February 28, 2018.

4.17 Listing. GBCI will use its reasonable best efforts to cause the GBCI Shares to be authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Transaction.

5.2 Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The representations and warranties of CCC and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of CCC and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). CCC and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of CCC and the Bank and dated as of Closing.

5.2.2 Compliance. CCC will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. CCC will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of CCC and dated as of Closing.

5.2.3 Continued Effectiveness of Agreements. Agreements entered into as described in Recitals E and F shall continue in full force and effect.

5.2.4 Closing Capital and Financial Statements. CCC will have delivered to GBCI the financial information set forth in Section 4.13, and the parties will have agreed upon the amount of CCC Closing Capital pursuant to the terms of Section 4.13.

5.2.5 Transaction Related Expenses. CCC will have delivered to GBCI the information set forth in Section 4.14, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.14.

5.2.6 No Material Adverse Effect. Since December 31, 2016, and since the Execution Date, there will have been no material damage, destruction, or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to CCC or the commencement of any proceeding against CCC or the Bank that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to CCC.

5.2.7 Financial Condition. In the opinion of the Executive Officers of CCC and the Bank, the Bank’s ALLL is adequate to absorb the Bank’s anticipated loan losses.

5.2.8 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.9 Opinion of Counsel. Counsel to CCC will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to GBCI.

5.2.10 Tax Opinion. GBCI will have obtained from Garlington, Lohn & Robinson, PLLP and delivered to CCC, an opinion addressed to CCC and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.2.11 Real Property Matters. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

5.2.12 Corporate and Shareholder Action. Each of the following will have approved or ratified the Merger or the Bank Merger, as applicable:

(a) The Boards of Directors of CCC and the Bank;

(b) CCC, as sole shareholder of the Bank; and

(c) The shareholders of CCC.

5.2.13 Resignation of Directors. The directors of CCC and the Bank will have tendered their written resignations from the respective Board of Directors, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.14 Resignation of Certain Officers. The officers of CCC and/or the Bank listed on Schedule 5.2.14 to this Agreement will have tendered their written resignations in a form reasonably acceptable to GBCI, to be effective upon consummation of the Merger or the Bank Merger, as applicable, and confirming that no further payments will be due to such officers as a result thereof or the transactions contemplated hereby.

5.2.15 Fairness Opinion. CCC has received a fairness opinion from D.A. Davidson & Co. (the “Fairness Opinion”), to the effect that the Merger Consideration to be received by CCC shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.2.16 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.17 No Change in Loan Review. CCC will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a material adverse change in either: (a) the information set forth in Schedule 3.1.16 or (b) information revealed during GBCI’s previous examinations of the Bank’s loans.

5.3 Conditions to Obligations of CCC. All obligations of CCC pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to CCC a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to CCC a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4 No Material Adverse Effect. Since December 31, 2016, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (b) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5 Corporate Action. Each of (a) the Board of Directors of GBCI, (b) GBCI, as the sole shareholder of Glacier Bank, and (c) Glacier Bank will have approved the Merger or the Bank Merger, as applicable.

5.3.6 Registration Statement; Listing. The Registration Statement will have become effective as specified in Section 5.2.16, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ Global Select Market (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7 Payments to the Exchange Agent. GBCI will have deposited the Merger Consideration with the Exchange Agent.

5.3.8 Approval of CCC Shareholders. The shareholders of CCC will have approved this Agreement and the Merger by the requisite vote under Colorado law and CCC’s Articles of Incorporation, as applicable.

5.3.9 Tax Opinion. The tax opinion specified in Section 5.2.10 shall have been delivered to CCC in form and substance reasonably acceptable to CCC and its advisors.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director and Shareholder Agreements. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any employees of CCC and the Bank who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2 Treatment of Past Service. For purposes of such participation, current employees’ prior service with CCC and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 No Contract Created. Nothing in this Agreement will give any employee a right to continuing employment.

6.2.4 Severance Payments. Any Bank employees (other than officers listed on Schedule 5.2.14) who stay with the Bank through Closing but are not offered employment with Glacier Bank following the Closing will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years or prior service with the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers. For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of CCC and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that CCC and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under CCC’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of six years after the Effective Date, GBCI will use reasonable best efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Time.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before April 30, 2018 (the “Outside Date”), either GBCI or CCC may terminate this Agreement and the Merger if both of the following conditions are satisfied:

7.1.1 the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

7.1.2 the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before July 31, 2018, if GBCI notifies CCC in writing on or prior to April 30, 2018, of its election to extend the Outside Date; and provided, further that, the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Termination Due to GBCI Average Closing Price Greater Than $42.04.

7.2.1 GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to CCC on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $42.04 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date), unless CCC makes the election set forth in Section 7.2.2.

7.2.2 CCC’s Right to Adjust Consideration. If GBCI provides written notice to CCC in accordance with Section 7.2.1, then within three Business Days following CCC’s receipt of such notice, CCC may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Per Share Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing (a) the quotient obtained by dividing (i) the result of (A) the number of shares of CCC Stock outstanding at the Effective Time, multiplied by (B) the Per Share Stock Consideration, further multiplied by (C) $42.04, by (ii) the GBCI Average Closing Price (rounded up to the nearest whole share), and (b) the number of shares of CCC Stock outstanding at the Effective Time (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

If CCC makes such election to accept a decrease in the number of GBCI Shares to be issued as the Total Stock Consideration, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3 Termination Due to GBCI Average Closing Price Less Than $31.08.

7.3.1 CCC’s Right to Terminate. By specific action of its board of directors, CCC may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is (a) less than $31.08 but not less than $29.25 and the price of GBCI Common Stock has, during the period from the Execution Date through the Determination Date, underperformed the KBW Regional Banking Index by more than 10 percent, or (b) less than $29.25 (or if the Effective Date is after December 31, 2017, $31.08, and after which date subsection (a) shall be rendered, null, and void), unless GBCI makes the election set forth in Section 7.3.2. In either case the parties will make appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

7.3.2 GBCI’s Right to Adjust Consideration. If CCC provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to CCC to: (a) In the event of a termination pursuant to Section 7.3.1(a), adjust the Per Share Stock Consideration (or in GBCI’s discretion the Per Share Cash Consideration, or a combination thereof) such that the total value of GBCI Common Stock to be issued in the Transaction (based on the GBCI Average Closing Price), plus any additional Cash Consideration, is equal to the result of (i) the number of shares of CCC Stock outstanding at the Effective Time, multiplied by (ii) the Per Share Stock Consideration, multiplied by (iii) $31.08; or (b) In the event of a termination by CCC pursuant to Section 7.3.1(b), adjust the Per Share Stock Consideration (or in GBCI’s discretion the Per Share Cash Consideration, or a combination thereof) such that the total value of GBCI Common Stock to be issued in the Transaction, plus any additional Cash Consideration, is equal to the result of (i) the number of shares of CCC Stock outstanding at the Effective Time, multiplied by (ii) the Per Share Stock Consideration, multiplied by (iii) $29.25, or, if the Effective Time is after December 31, 2017, $31.08.

If GBCI makes such election to increase the Per Share Stock Consideration, Per Share Cash Consideration, or a combination thereof, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration and/or Per Share Cash Consideration has been adjusted).

7.4 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by CCC’s shareholders, unless otherwise provided) by CCC (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1 Mutual Consent. By mutual consent of CCC and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2 No Regulatory Approvals. By CCC or GBCI, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have 15 Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

7.4.3 Breach of Representation. By CCC or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by CCC) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party a termination fee.

7.4.4 Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party a termination fee.

7.4.5 Failure to Recommend or Obtain Shareholder Approval. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) CCC’s Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether CCC’s Board of Directors recommends to its shareholders the approval of the Merger, CCC’s shareholders elect not to approve the Merger.

7.4.6 Impracticability. By either GBCI or CCC, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Colorado to restrain or invalidate the Merger or this Agreement.

7.4.7 Dissenting Shares. By GBCI, if holders of 5 percent or more of the outstanding shares of CCC Stock are Proposed Dissenting Shares.

7.4.8 Superior Proposal—Termination by CCC. By the board of directors of CCC upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that CCC may not terminate this Agreement pursuant to this Section 7.4.8 unless (a) it has not breached Section 4.1.10, (b) immediately following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least five days’ prior written notice advising GBCI that the board of directors of CCC is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable CCC’s board of directors to proceed with the Merger, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.9 Superior Proposal—Termination by GBCI. By GBCI upon written notice to CCC if (a) an Acquisition Event will have occurred, or (b) a third party will have made a proposal to CCC or its shareholders to engage in, or enter into an agreement with respect to, an Acquisition Event and this Agreement and the Merger are not approved at the CCC Meeting.

7.5 Termination Fee Payable by CCC. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Transaction, CCC will pay to GBCI a termination fee of $500,000 if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI’s demand and must be paid by CCC within three Business Days following the date of GBCI’s demand.

7.6 Termination Fee Payable by GBCI.

7.6.1 Termination for Breach. Due to expenses, direct and indirect, incurred by CCC in negotiating and executing this Agreement and in taking steps to effect the Transaction, GBCI will pay to CCC a termination fee of $500,000 if CCC terminates this Agreement pursuant to Section 7.4.3 (breach of representation) or Section 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.6, it will be payable on CCC’s demand and must be paid by GBCI within three Business Days following the date of CCC’s demand.

7.6.2 Other Termination. If GBCI terminates this Agreement on or after January 1, 2018, but prior to the Outside Date, other than for cause under and in accordance with Section 7.2 or Section 7.4 (or any of its subsections), GBCI will pay to CCC a termination fee of

$1,000,000. If such termination fee becomes payable pursuant to this Section 7.6.2, it will be payable on CCC’s demand and must be paid by GBCI within three Business Days following the date of CCC’s demand.

7.7 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend), Section 7.4.8 (Superior Proposal—Termination by CCC), or Section 7.4.9(a) (Superior Proposal—Termination by GBCI—Immediate Acquisition Event), then CCC will immediately pay to GBCI $3,000,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.5(b) (Failure to Obtain Shareholder Approval) or 7.4.9(b) (Superior Proposal—Other Termination by GBCI) and prior to or within 18 months after such termination, CCC or the Bank enters into an agreement for, or publicly announces an intention to engage in, an Acquisition Event, or within 18 months after such termination an Acquisition Event will have occurred, then CCC will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.8 Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Article 7, except as provided in Section 7.5, 7.6, or 7.7, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to the termination fees and Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
	Attn:	Randall M. Chesler, President and CEO
	Email:	rchesler@glacierbancorp.com

with a copy to:	Miller Nash Graham & Dunn LLP
Pier 70
2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128
	Attn:	Stephen M. Klein
David G. Post
	Email:	stephen.klein@millernash.com
david.post@millernash.com

CCC and the Bank:	Columbine Capital Corp.
885 S. Colorado Boulevard
Denver, Colorado 80246
	Attn:	John Perkins, President
	Email:	john.perkins@collegiatepeaksbank.com

with a copy to:	Fairfield and Woods P.C.
1801 California Street, Suite 2600
Denver, Colorado
	Attn:	Robert Vinton
Ryan Tharp
	Email:	rvinton@fwlaw.com
rtharp@fwlaw.com

or to such other address or Person as any party may designate by written notice to the other given under this section.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.9 (Confidentiality), Sections 7.5 and 7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Effective Time, and neither GBCI, Glacier Bank, CCC nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Time of the Essence. Time shall be of the essence for the performance of the respective obligations of the parties under this Agreement.

ARTICLE 9

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the CCC Meeting; provided, however, that after approval by CCC’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of CCC without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

COLUMBINE CAPITAL CORP.

By:	/s/ John Perkins
John Perkins, President

COLLEGIATE PEAKS BANK

By:	/s/ John Perkins
John Perkins, Co-CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

David C. Boyles

John W. Perkins

Charles J. Forster

William Pauls

Jerry Wrench

Eric Moltz

Don Bailey

Steve Shraiberg

Rich McClintock

Shareholders

Mesa Capital LLC (if not covered by individual voting agreement)

EXHIBIT B

Parties to Recital F

Liam Girard

Donna Johnson

Kelli Steele

Burke Kaiser

EXHIBIT C

Form of Bank Merger Agreement

BANK MERGER AGREEMENT

This Bank Merger Agreement (“Agreement”), dated as of             , 2017, is made by and between Glacier Bank and Collegiate Peaks Bank (the “Bank”).

RECITALS

A.	Glacier Bank, a wholly owned subsidiary of Glacier Bancorp, Inc. (“GBCI”), is a Montana state-chartered bank. Glacier Bank has authorized capital stock of 1,968,279 shares of common stock with no par value of which 1,968,279 shares are issued and outstanding. A list of Glacier Bank’s office locations is attached as Exhibit A.

B.	The Bank, a wholly owned subsidiary of Columbine Capital Corp. (“CCC”), is a Colorado state-chartered bank. A list of the Bank’s office locations is attached as Exhibit B.

C.	GBCI, Glacier Bank, CCC, and the Bank entered into a Plan and Agreement of Merger dated as of the date hereof (the “Merger Agreement”) which provides for the merger of CCC with and into GBCI, with GBCI as the surviving corporation (the “Holding Company Merger”). Immediately following the Holding Company Merger, the Bank will merge with and into Glacier Bank, with Glacier Bank as the resulting bank (the “Resulting Bank”).

D.	The Boards of Directors of the Bank and Glacier Bank have each adopted this Agreement and authorized its execution and delivery.

AGREEMENT

1.	Terms of the Merger.

a.	Merger. Subject to the terms of this Agreement, the Bank will merge with and into Glacier Bank (the “Merger”), and after the Merger, Glacier Bank will be the Resulting Bank.

b.	Closing. Unless the parties agree otherwise, the closing of the Merger (“Closing”) will take place immediately following the closing of the Holding Company Merger (the “Effective Time”), subject to approval of the Merger in accordance with Section 2 and Section 3 and expiration of all applicable waiting periods. For the avoidance of doubt, the occurrence of the Holding Company Merger shall be a condition to the obligation of each of the parties hereto to effect the Closing, and neither party shall have any obligation to effect the Closing and consummate the Merger unless the Holding Company Merger has occurred in accordance with the terms of the Merger Agreement.

c.	Transaction. At the Effective Time, the following will occur:

(i)	Bank Shares. All shares of Bank capital stock issued and outstanding immediately before the Effective Time will be canceled.

(ii)	Glacier Bank Shares. All shares of Glacier Bank capital stock issued and outstanding immediately before the Effective Time will continue as issued and outstanding shares of the Resulting Bank.

(iii)	Dissenting Shares. No shares of the Resulting Bank will need to be disposed as the result of dissenting shareholders, since the Merger will not be consummated if the sole shareholder of either Glacier Bank or the Bank declines to approve this Agreement.

d.	Resulting Bank. The Resulting Bank’s name will be “Glacier Bank.” Glacier Bank’s charter, articles of incorporation, and bylaws will become the Resulting Bank’s charter, articles of incorporation, and bylaws and are not being amended as part of the Merger. Glacier Bank’s principal office will become the Resulting Bank’s principal office, and all other offices of Glacier Bank and the Bank will become offices of the Resulting Bank. The Resulting Bank’s principal office and other office locations are set forth on Exhibit C. The Resulting Bank will be a wholly owned subsidiary of GBCI, with the same number of issued and outstanding shares as the issued and outstanding shares of Glacier Bank immediately before the Effective Time.

e.	Resulting Bank Directors. The members of the Resulting Bank’s Board of Directors (collectively, “Resulting Directors”) effective at the Effective Time will include the members of the Board of Directors of Glacier Bank as constituted immediately prior to the Effective Time. The Resulting Directors’ names and mailing addresses are set forth on Exhibit D. Nothing in this Section 1.e. or this Agreement restricts in any way any rights of the Resulting Bank’s shareholder and directors at any time after the Effective Time to nominate, elect, select, or remove the Resulting Bank’s directors.

f.	Resulting Bank Officers. The names and mailing addresses of the executive officers of the Resulting Bank are listed on Exhibit D. Nothing in this Section 1.f. or this Agreement restricts in any way any rights of the Resulting Bank’s shareholder and directors at any time after the Effective Time to nominate, elect, select, or remove the Resulting Bank’s executive officers.

2.	Shareholder Approval. The Merger and this Agreement are subject to approval by GBCI, as Glacier Bank’s sole shareholder, and by CCC, as the Bank’s sole shareholder. If either GBCI or CCC does not approve the Merger and this Agreement, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

3.

Regulatory Approvals. The Merger and this Agreement are subject to approval by the Federal Deposit Insurance Corporation, the Montana Division of Banking and Financial Institutions, the Banking Board of the Division of Banking of the Colorado Department of Regulatory Agencies, the Board of Governors of the Federal Reserve System, and all other regulatory agencies having jurisdiction with respect to the Merger. If these agencies do not approve the Merger and this Agreement, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

4.	Miscellaneous Provisions.

a.	Binding Effect. This Agreement is binding and inures to the benefit of the parties and their respective successors and assigns.

b.	Assignment. No party may assign this Agreement or any rights under this Agreement, unless the other party consents in writing to the assignment.

c.	Amendment and Waiver. Except as this Agreement otherwise expressly provides, it contains the parties’ entire understanding. No modification or amendment of its terms or conditions is effective unless in writing and signed by the parties.

d.	Section Headings. The section headings included in this Agreement are for reference and convenience only and are not a substantive part of this Agreement.

e.	Counterparts. This Agreement may be executed in one or more counterparts. Each of these counterparts will be deemed an original, and all counterparts taken together constitute one and the same document.

f.	Governing Law. The parties intend this Agreement to be governed by the laws of the State of Montana, except to the extent Federal law may govern certain matters.

- Signatures appear on the following page -

This Bank Merger Agreement is dated as of the date first written above.

GLACIER BANK		COLLEGIATE PEAKS BANK
By:	Randall M. Chesler	By:	John W. Perkins
Its:	President and CEO	Its:	Co-CEO

[Signature Page to Bank Merger Agreement]

EXHIBIT A

GLACIER BANK

OFFICE LOCATIONS

EXHIBIT B

COLLEGIATE PEAKS BANK

OFFICE LOCATIONS

EXHIBIT C

RESULTING BANK

MAIN OFFICE AND OTHER OFFICE LOCATIONS

EXHIBIT D

RESULTING BANK

DIRECTORS AND EXECUTIVE OFFICERS

EXHIBIT D

Form of Transaction-Related Expenses Calculation

Transaction-Related Expenses ($000s)	Estimated Transaction-Related Expenses	Final Transaction-Related Expenses
Vendor Contracts

Retention Bonuses[1]
D&O Tail Coverage Insurance
Professional Expenses
Investment banking
Legal
Accounting and other
TOTAL

As provided in the Plan and Agreement of Merger, differences between the Final Transaction Related Expenses and $2,450,000 (the “Maximum Transaction Expense Amount”) will be added to or subtracted from, as the case may be, CCC Capital on an after tax basis (applying an effective tax rate of 35 percent) for purposes of determining both CCC Closing Capital and the Closing Capital Differential.

[1]	To include retention bonuses payable post closing to executives continuing with the Division.

APPENDIX B

COLORADO DISSENTERS’ RIGHTS

§ 7-113-101. Definitions

For purposes of this article:

(1) “Beneficial shareholder” means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

(4) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

(7) “Shareholder” means either a record shareholder or a beneficial shareholder.

§ 7-113-102. Right to dissent

(1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party if:

(I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102 (1);

(d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102 (2);

(e) Consummation of a conversion in which the corporation is the converting entity as provided in section 7-90-206 (2);

(f) An amendment, conversion, or merger described in section 7-101-504 (3); and

(g) Consummation of a plan by which a public benefit corporation terminates public benefit corporation status by merger or conversion into a corporation that has not elected public benefit corporation status as provided in section 7-101-504 (4) or by amendment of its articles of incorporation.

(1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares that either were listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or were held of record by more than two thousand shareholders, at the time of:

(a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders’ meeting at which the corporate action is submitted to a vote;

(b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

(c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder’s shares, pursuant to the corporate action, anything except:

(a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b) Shares of any other corporation which, at the effective date of the plan of merger or share exchange, either will be listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or will be held of record by more than two thousand shareholders;

(c) Cash in lieu of fractional shares; or

(d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

(2) (Deleted by amendment, L. 96, p. 1321, § 30, effective June 1, 1996.)

(2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 7-113-103. Dissent by nominees and beneficial owners

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to the shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder causes the corporation to receive the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters’ rights as to all such shares as to which there is no limitation on the ability to exercise dissenters’ rights. Any such requirement shall be stated in the dissenters’ notice given pursuant to section 7-113-203.

§ 7-113-201. Notice of dissenters’ rights

(1) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is submitted to a vote at a shareholders’ meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders’ meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this article by reason of the shareholder’s failure to comply with the provisions of section 7-113-202 (1).

(2) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters’ rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders’ meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this article by reason of the shareholder’s failure to comply with the provisions of section 7-113-202 (2).

§ 7-113-202. Notice of intent to demand payment

(1) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is submitted to a vote at a shareholders’ meeting and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (1), a shareholder who wishes to assert dissenters’ rights shall:

(a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder’s intention to demand payment for the shareholder’s shares if the proposed corporate action is effectuated; and

(b) Not vote the shares in favor of the proposed corporate action.

(2) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (2), a shareholder who wishes to assert dissenters’ rights shall not execute a writing consenting to the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder’s shares under this article.

§ 7-113-203. Dissenters’ notice

(1) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized, the corporation shall give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares under this article.

(2) The dissenters’ notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters’ rights under section 7-113-102 and shall:

(a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

(b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

(c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

(e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

(f) State the requirement contemplated in section 7-113-103 (3), if such requirement is imposed; and

(g) Be accompanied by a copy of this article.

§ 7-113-204. Procedure to demand payment

(1) A shareholder who is given a dissenters’ notice pursuant to section 7-113-203 and who wishes to assert dissenters’ rights shall, in accordance with the terms of the dissenters’ notice:

(a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203 (2) (d), duly completed, or may be stated in another writing; and

(b) Deposit the shareholder’s certificates for certificated shares.

(2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder’s exercise of dissenters’ rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3) Except as provided in section 7-113-207 or 7-113-209 (1) (b), the demand for payment and deposit of certificates are irrevocable.

(4) A shareholder who does not demand payment and deposit the shareholder’s share certificates as required by the date or dates set in the dissenters’ notice is not entitled to payment for the shares under this article.

§ 7-113-205. Uncertificated shares

(1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

§ 7-113-206. Payment

(1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters’ rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.

(2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

(a) The corporation’s balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders’ equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under section 7-113-209; and

(e) A copy of this article.

§ 7-113-207. Failure to take action

(1) If the effective date of the corporate action creating dissenters’ rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If the effective date of the corporate action creating dissenters’ rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters’ notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

§ 7-113-208. Special provisions relating to shares acquired after announcement of proposed corporate action

(1) The corporation may, in or with the dissenters’ notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter’s payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters’ rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters’ rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206 (2).

§ 7-113-209. Procedure if dissenter is dissatisfied with payment or offer

(1) A dissenter may give notice to the corporation in writing of the dissenter’s estimate of the fair value of the dissenter’s shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation’s offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

(a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

(b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

(c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207 (1).

(2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

§ 7-113-301. Court action

(1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court for the county in this state in which the street address of the corporation’s principal office is located, or, if the corporation has no principal office in this state, in the district court for the county in which the street address of its registered agent is located, or, if the corporation has no registered agent, in the district court for the city and county of Denver. If the corporation is a foreign corporation without a registered agent, it shall commence the proceeding in the county in which the domestic corporation merged into, or whose shares were acquired by, the foreign corporation would have commenced the action if that corporation were subject to the first sentence of this subsection (2).

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter’s payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, or as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter’s shares for which the corporation elected to withhold payment under section 7-113-208.

§ 7-113-302. Court costs and counsel fees

(1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with part 2 of this article; or

(b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

APPENDIX C

June 5, 2017

Board of Directors

Columbine Capital Corporation

105 Centennial Plaza

Buena Vista, CO 81211

Members of the Board:

We understand that Columbine Capital Corporation (the “Parent”) and Collegiate Peaks Bank, a wholly owned subsidiary of Parent (the “Bank”) propose to enter into a Merger Agreement (the “Agreement”) with Glacier Bancorp, Inc. (the “Company”) pursuant to which, among other things, the Company will acquire all of the issued and outstanding common stock of the Parent and then the Parent will merge with and into the Company (the “Transaction”).    Immediately following the merger of the Parent into the Company, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the resulting bank. The Transaction calls for each outstanding share of the common stock of the Parent (the “Parent Common Stock”) issued and outstanding immediately prior to the Effective Time (including any shares of Company common stock issued upon the exercise of Company stock options) shall be converted into and shall represent the right to receive from the Company a unit consisting of (a) $34.4504 in cash (the “Per Share Cash Consideration”) and (b) 3.7681 shares of common stock of Glacier Bancorp, Inc. (the “Per Share Stock Consideration”). The Per Share Cash Consideration and the Per Share Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The final Merger Consideration paid to the Parent will vary based upon the Parent’s closing tangible equity at closing, and is subject to certain adjustments described in the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Parent of the Merger Consideration to be paid to the holders of the Parent Common Stock in the proposed Transaction.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft of the Agreement (including disclosure schedules) and Voting Agreement, dated May 31, 2017;

(ii)	certain financial statements and other historical financial and business information about the Parent and the Company made available to us from published sources and/or from the internal records of the Parent and the Company that we deemed relevant;

(iii)	certain publicly available analyst earnings estimates for the Company for the years ending December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Parent;

(iv)	the current market environment generally and the banking environment in particular;

Investment Banking

8 Third St. N. I Great Falls, MT 594011 (406) 791-74211 FAX (406) 791-7315

www.davidsoncompanioes.com/ecm/

(v)	the current and historical market prices and trading activity of the Company with that of certain other publicly-traded companies that we deemed relevant;

(vi)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

(vii)	the market and trading characteristics of public companies and public bank holding companies in particular;

(viii)	the relative contributions of the Parent and Company to the combined company;

(ix)	the pro forma financial impact of the Transaction, taking into consideration the amounts and timing of the transaction costs and cost savings;

(x)	the net present value of the Company with consideration of projected financial results;

(xi)	the net present value of Parent with consideration of projected financial results; and

(xii)	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Parent and the Company concerning the business, financial condition, results of operations and prospects of the Parent and the Company.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent, and we did not make an independent appraisal or analysis of the Company or Parent with respect to the Transaction. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company’s or Parent’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Transaction) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Parent, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to the future financial performance of the Company and Parent and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transaction) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based. We have relied on the assurances of management of Parent that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

2

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Parent or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or Parent. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of the Company’s or Parent’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or Parent. We did not make an independent evaluation of the quality of the Company’s or Parent’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or Parent.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or Parent or the contemplated benefits of the Transaction. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated May 31, 2017, reviewed by us.

We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company or any other entity.

Our opinion is limited to the fairness, from a financial point of view, to Parent of the Merger Consideration to be paid to the holders of the Parent Common Stock in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction (including, without limitation, the form or structure of the Transaction) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Transaction, or as to the underlying decision by Parent to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Parent, or any class of such persons, relative to the Consideration to be paid to the holders of the Parent Common Stock in the Transaction, or with respect to the fairness of any such compensation to Parent.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that Parent obtained such advice as it deemed necessary from qualified professionals. We do not express any opinion as to the value of any asset of the Parent whether at current market prices or in the future, or as to the price at which the Parent or its assets could be acquired in the future. We also express no opinion as to the price at which the Company Common Stock or the common stock of Parent will trade following announcement of the Transaction or at any future time.

We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or Parent. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

3

We have acted as Parent’s financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that during the two years preceding the date of this letter, we have provided investment banking and other financial services to the Parent for which we have received customary compensation. Such services during such period have included acting as the Parent’s placement agent in a private placement of subordinated debt. During the two years preceding the date of this letter, we have provided investment banking and other financial services to the Company for which we have received customary compensation. Such services during such period have included representing the Company on M&A transactions.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or Parent for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company or Parent in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

It is understood that this letter is for the information of the Board of Directors of Parent in connection with and for the purposes of its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of Parent should vote or act with respect to the Transaction or any matter relating thereto.

This opinion is for the information of the Board of Directors of Parent and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that Parent is required to make in connection with the Transaction if such inclusion is required by applicable law.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of the Parent Common Stock in the Transaction is fair, from a financial point of view, to Parent.

Very truly yours,

D.A. Davidson & Co.

4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21. Exhibits and Financial Statement Schedules

(a) The exhibits are listed on the accompanying “Exhibit Index.”

(b) Financial Statement Schedules. None.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

(i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on August 3, 2017.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and
Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Randall M. Chesler and Ron J. Copher, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the 1933 Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on August 3, 2017.

Signature and Title

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and Chief Executive Officer and Director
(Principal Executive Officer)

By:	/s/ Ron J. Copher
Ron J. Copher, Executive Vice President and Chief Financial Officer and Secretary
(Principal Financial Officer)

By:	/s/ Dallas I. Herron
Dallas I. Herron, Chairman of the Board and Director

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, Director

By:	/s/ Sherry L. Cladouhos
Sherry L. Cladouhos, Director

By:	/s/ James. M. English
James M. English, Director

By:	/s/ Annie M. Goodwin
Annie M. Goodwin, Director

By:	/s/ Craig A. Langel
Craig A. Langel, Director

By:	/s/ Douglas J. McBride
Douglas J. McBride, Director

By:
John W. Murdoch, Director

By:	/s/ Mark J. Semmens
Mark J. Semmens, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

2	Plan and Agreement of Merger dated as of June 6, 2017, by and among Glacier Bancorp, Inc., Glacier Bank, Columbine Capital Corp., and Collegiate Peaks Bank (included as Appendix A to the proxy statement/prospectus which is contained in the registration statement).

5	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C., regarding legality of securities.

8	Opinion of Garlington, Lohn & Robinson PLLP regarding certain federal income tax matters.

10.1	Form of Voting Agreement.

10.2	Form of Director Non-Competition Agreement.

23.1	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2	Consent of BKD, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3	Consent of Garlington, Lohn & Robinson PLLP (contained in its opinion filed as Exhibit 8).

23.4	Consent of D.A. Davidson & Co.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of CCC

99.2	Opinion of Financial Advisor to CCC (contained as Appendix C to the proxy statement/prospectus which is included in the registration statement).